
13003153

VIASAT 2013

TAKING CENTER STAGE

"Imagination is everything.
It is the preview of life's
coming attractions."

Albert Einstein

VIASAT 2013 ★ TAKING CENTER STAGE

ACT I:

ACT II:




$773.0
2010
$853.5
2011
$1,008.6
2012
$1,373.4
2013
NEW CONTRACT AWARDS
Dollars in Millions
$688.1
2010
$802.2
2011
$863.6
2012
$1,119.7
2013
REVENUES
Dollars in Millions
$113.8
2010
$160.8
2011
$149.0
2012
$163.3
2013
ADJUSTED EBITDA
Dollars in Millions

Financial Highlights

Fiscal Years Ended (In thousands, except per share data)	March 29 2013	March 30 2012	April 1 2011	April 2 2010
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Revenues				
Product revenues	$ 664,417	$ 542,064	$ 523,938	$ 584,074
Service revenues	455,273	321,563	278,268	104,006
Total revenues	1,119,690	863,627	802,206	688,080
Operating expenses:				
Cost of product revenues	484,973	402,794	389,945	408,526
Cost of service revenues	363,188	233,187	160,623	66,830
Selling, general and administrative	240,859	181,728	164,265	132,895
Independent research and development	35,448	24,992	28,711	27,325
Amortization of acquired intangible assets	15,584	18,732	19,409	9,494
(Loss) income from operations	(20,362)	2,194	39,253	43,010
Interest expense, net	(43,820)	(8,247)	(2,831)	(6,733)
Loss on extinguishment of debt	26,501	—	—	—
(Loss) income before income taxes	(90,683)	(6,053)	36,422	36,277
(Benefit from) provision for income taxes	(50,054)	(13,651)	(2)	5,438
Net (loss) income	(40,629)	7,598	36,424	30,839
Less: Net income (loss) attributable to noncontrolling interest, net of tax	543	102	309	(297)
Net (loss) income attributable to ViaSat, Inc.	$ (41,172)	$ 7,496	$ 36,115	$ 31,136
Basic net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.18	$ 0.88	$ 0.94
Diluted net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.17	$ 0.84	$ 0.89
Shares used in computing basic net (loss) income per share	43,931	42,325	40,858	33,020
Shares used in computing diluted net (loss) income per share	43,931	44,226	43,059	34,839
AN ITEMIZED RECONCILIATION BETWEEN NET INCOME (LOSS) ATTRIBUTABLE TO VIASAT, INC. AND ADJUSTED EBITDA IS AS FOLLOWS				
GAAP net (loss) income attributable to ViaSat, Inc.	$ (41,172)	$ 7,496	$ 36,115	$ 31,136
(Benefit from) provision for income taxes	(50,054)	(13,651)	(2)	5,438
Interest expense, net	43,820	8,247	2,831	6,733
Depreciation and amortization	157,171	125,511	103,053	46,955
Stock-based compensation expense	27,035	21,382	17,440	12,212
Acquisition related expenses	—	—	1,379	11,374
Loss on extinguishment of debt	26,501	—	—	—
Adjusted EBITDA	$ 163,301	$ 148,985	$ 160,816	$ 113,848
CONSOLIDATED BALANCE SHEET DATA				
Cash and cash equivalents	$ 105,738	$ 172,583	$ 40,490	$ 89,631
Working capital	297,725	327,110	167,457	214,541
Total assets	1,794,072	1,727,153	1,405,748	1,293,552
Senior notes, net	584,993	547,791	272,296	271,801
Other long-term debt	1,456	774	61,946	60,000
Other liabilities	52,640	50,353	23,842	24,395
Total ViaSat, Inc. stockholders' equity	903,001	887,975	840,125	753,005



Exede Broadband Service

Over five years ago we imagined a satellite Internet service with more speed and bandwidth than DSL and mobile wireless for fixed home use. Exede 12 Internet Plan, powered by ViaSat-1, has made that a reality. Already, over 30% of our customers come from slower terrestrial alternatives. We've garnered awards and recognition from Guinness World Records, Popular Science, and even the FCC for over-delivering on promised speeds more than any other ISP (among ISPs included in FCC "Measuring Broadband America" study).*


Satellite Internet
3G/4G Wireless
Cable Internet
Dial-Up
DSL
No Previous Internet Service
Other

Exede Customers Previous Service


Actual / Advertised Speed (%)
160%
120%
80%
40%
0%
AT&T
CABLEVISION
CENTURYLINK
CHARTER
COMCAST
COX
FRONTIER
INSIGHT
MEDIACOM
QWEST
TWC
VERIZON FIBER
VERIZON DSL
VIASAT/EXEDE
WINDSTREAM
Sustained Download Ratio
Sustained Upload Ratio

FCC Report
Delivered Speeds

* U.S. Federal Communications Commission, Measuring Broadband America, February 2013

Welcome to our annual report for fiscal year 2013. These are exciting times for ViaSat. This report starts by shining the spotlight on our financial results, which validate the growth we're achieving.

We're proud of our results and we certainly appreciate the relationship between good results and the opportunities they create. But we believe strong growth is a consequence of great businesses, and our higher purpose here is to illustrate the ideas, the people, and the enthusiasm that underpins that growth.

In our 27 year history we have evolved from bootstrap start-up to billion dollar global services enterprise. Our compound annual average revenue growth rate for those 27 years is over 35% and in fiscal 2013 we grew by over 30%. The large majority of that growth is organic. We're a technology company and the pace of change in our markets is only going to continue to accelerate. Not only does the technology change rapidly, but, so do the business models and strategies enabled by that technology. That has enormous implications for technology companies and the way they compete. We see it as a fantastic opportunity.

It used to be that companies would compete to make their products or services better, or faster, or cheaper, than their competitors. More often now, value is created by changing the very nature or definition of those products and services.

The last generation of leading cell phone manufacturers wasn't overtaken by better cell phone companies. It was displaced by devices that changed the meaning of what a cell phone is—from companies that weren't on the radar screen, using business models that were inconceivable to the incumbents. End customers determined the value of these new devices in dimensions (like the number of "apps") that weren't even in the lexicon of the phones they displaced.

Likewise, PCs are being displaced by products with a different purpose—mostly from companies that weren't significant players in the PC industry. In the U.S., the entire telephone industry is threatened by the cable industry—which began with purely broadcast, one-way network infrastructure, and now has superior two-way broadband transmission systems for a large portion of the population.

While sometimes (in retrospect, at least) it's easy to identify specific products or services that disrupt the status quo, there are often less obvious, though equally far-reaching, implications in the surrounding business ecosystems. Often, the ecosystems are themselves complicit in creating the environment that enabled those disruptive products. Successful companies, with competitive advantages in established value chains, cling to the status quo and are often oblivious (or outright opposed) to shifts in perceived value among end consumers. Often government regulations are obstacles, too, until they are finally overcome by irresistible market forces.

At ViaSat, we want to be a disruptor—not a disruptee. Given the pace of change, we believe the best way to navigate this kind of competitive landscape is to immerse ourselves into virtually every dimension of our business. Our most significant platforms for change are satellite networks. As you'll see in this report we are aiming to change just about every aspect of those systems, and how they are used. And literally, that really does mean just about every single thing.

We started to visualize this opportunity over a decade ago when we became the ground network provider for leading Ka-band satellite systems, and the first in-flight Wi-Fi networks. It seemed clear to us that broadband networks were fundamentally about bandwidth, and so we developed skills in every technology needed to create much, much more bandwidth in satellite networks. We took a major step in 2008 with the start of the ViaSat-1 project and another in 2012 when we launched Exede® Internet, the world's first high-speed Internet service delivered by satellite.

These and other developments made fiscal 2013 a breakthrough year for us. Our results show that even in challenging competitive environments, more bandwidth is a compelling value proposition for end-users in applications ranging from direct-to-home consumer broadband to government in-flight connectivity. We believe we're only getting started.

In our fiscal 2014 we are looking to both accelerate the pace of change and expand the markets we address. Our biggest step is the start of the ViaSat-2 project. ViaSat-1 established the value of bandwidth economics through an innovative space systems approach. With ViaSat-2 we aim to double those economics, while at the same time substantially increase geographic coverage and operational flexibility.

We are pushing the boundaries of virtually every space and ground network technology to do it, and intend to create a foundation for sustained economic improvements for another decade or more. At the same time, we're starting deployments of some very exciting applications enabled by ViaSat-1 and the existing generation of high-capacity Ka-band satellites. In these pages you'll see where we are heading for home broadband, in-flight Wi-Fi, live streaming of news and events, and global mobile connectivity for government applications.

In this totally-connected environment, information security plays an increasingly critical role, and we give a glimpse into what we're doing there too. In each space, we are—in at least one sense—turning conventional wisdom on its head. Often, we are offering products that on the surface might appear similar to existing ones, but in reality are aiming at different end users, who probably never would have considered using the previous generation. They create value in different ways and often for different purposes. It's a little bit of a whimsical view of our world. In fact, we have to navigate around many entrenched entities with vested interest in the way things are. But more often than not nowadays, imagination and creativity are the keys to competitive advantage.

We at ViaSat depend on, and appreciate, the vision and commitment of not only our investors, but all of our stakeholders, including our people, our suppliers, and our customers. So for at least a few minutes, we invite all of you to exercise your own imagination and enter our world. We hope you'll find it informative, and a good investment for your own future.

Sincerely,



Mark Dankberg
Chairman of the Board and Chief Executive Officer

DEAR FELLOW SHAREHOLDERS



SURPRISING

ONLINE EXPERIENCE
FOR EVERY HOME


GUINNESS WORLD RECORDS HIGHEST CAPACITY COMMUNICATIONS SATELLITE
exede
25th Annual POPULAR SCIENCE BEST OF WHAT'S NEW 2012

Exede In the Air

In-flight Wi-Fi bandwidth has been a scarce resource—targeted at business travelers and their laptops. Airlines sought an elusive balance between service quality, and the revenue to support it. ViaSat-1 lets us, and launch partners JetBlue and LiveTV, turn that upside down. Exede In The Air has enough bandwidth to connect everyone, their smartphones and their apps, with a speedy 12 Mbps. JetBlue plans to initially offer it free through TrueBlue membership. Imagine that.


82%
Smartphones
19%
eReaders
38%
Laptops
37%
Tablets

Most Popular Types of Portable Electronic Devices Taken on Board

Source: Flight View and IFT Services


550 kbps
GoGo
2.4 Mbps
Row 44
2.5 Mbps
Panasonic
17.4 Mbps
Exede

Speed Performance


58 sec
GoGo
52 sec
Row 44
34 sec
Panasonic
8 sec
Exede

Average Page Load Times
Speed in Seconds



PLEASING

SPEED AND BANDWIDTH FOR EVERY SEAT












jetBlue
12 Mbps
per passenger





Exede Live Events

For decades, satellite has been a reliable—though expensive and complex—way to bring live news and events to broadcast networks. Exede Live Events now makes it simple and affordable to carry not only those minutes of prime time network news, but also to enable hours of reliable, live HD video over the web. ViaSat pairs the satellite bandwidth with an extensive fiber network to help create and distribute the "live" web. Think of the possibilities.



Monthly Traffic (in petabytes)
60000
50000
40000
30000
20000
10000
0
2012
2013
2014
2015
2016
2017
3.5x growth
69% of all traffic

Global Consumer Internet Video Growth

Source: Cisco Visual Networking Index: Forecast and Methodology, 2012–2017

Monthly Online Video Vital Signs



38.7 Billion Videos
213 Videos per Viewer
19.2 Hours per Viewer

Source: comScore Video Metrix, U.S., Dec. 2012



ENTERTAINING & INFORMATIVE

HD VIDEO FROM ANY LOCATION


exede
newsgathering

Government Airborne Mobile Broadband

Every government aircraft has narrowband links. But increasingly, mission success on an affordable budget depends on broadband speeds far beyond those capabilities—driven by video, sensors, and other high-bandwidth applications. Needs have outstripped organic Department of Defense capabilities and ViaSat's Ku- and Ka-band global mobile services are filling the gap. We have the leading share in this nascent market. It's not hard to imagine how ViaSat-2 can expand that lead.



750,000+ Mission Hours



300+ Government Aircraft;

15 Types of Airborne Platforms


1010
0101

700+ Terabytes Mission Data



COMMANDING

NETWORKED INFORMATION FOR EVERY NEED


U.S. AIR FORCE
COAST GUARD

Critical Infrastructure Protection

Cybersecurity issues make headlines daily. We can see how information security for networked PCs, critical infrastructure, mobile devices, and cloud-based networks can rely on distinct technologies, while sharing some common fundamental foundations. ViaSat is leveraging its expertise in trusted networking and information security for classified IP networks to attract influential, forward looking customers in multiple cyber domains, including the electric grid of one of America's leading utilities.

How Important is Cybersecurity to Ensuring the Electrical Grid's Reliability and Resiliency?



100%
80%
60%
40%
20%
0%
82%
16%
2%
0%
Very Important
Moderately Important
Slightly Important
Not Important At All

How do you Expect Cyber Attacks on U.S. Utilites to Change in 2013?



100%
80%
60%
40%
20%
0%
20%
57%
23%
0%
Increase in Frequency, but still focus on the IT systems
Increase in Frequency, but expand to include both OT and IT Systems
Stay the Same
Decrease in Frequency

Source: Utility Cybersecurity Study by Zpryme, sponsored by ViaSat.



TENACIOUS

PROTECTION FOR RESOURCES
WE USE EVERY DAY


SOUTHERN CALIFORNIA
EDISON

Life at ViaSat

Our people imagine and create our unique view of technology and market applications. We aim for an intellectually stimulating, collaborative, challenging, and informal university-like work environment. We work hard, but encourage a healthy, balanced life for the long term. We're engaged with the communities where we live and work. Investors, customers, suppliers, and prospective employees alike get the best sense of what ViaSat really is by visiting us in person.



Total Employee Headcout
3000
2500
2000
1500
1000
500
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

ViaSat Employee Growth Over Last 10 Years

ViaSat Office Locations

- » Carlsbad, CA
- » Atlanta, GA
- » Baltimore, MD
- » Canberra, Australia
- » Cleveland, OH
- » Denver, CO
- » El Cajon, CA
- » Germantown, MD
- » Gilbert, AZ
- » Lausanne, Switzerland
- » Marlborough, MA
- » Melbourne, Australia
- » Quincy, MA
- » Sydney, Australia
- » Tampa, FL
- » Wareham, United Kingdom
- » Washington, DC



CREATIVE

WAYS TO IMPROVE CONNECTIONS FOR EVERYONE


ViaSat






FINANCIAL PERFORMANCE

Fiscal Year 2013 In Review

April 2012

- Awarded $31.5 million order for Multifunctional Information Distribution System (MIDS) Joint Tactical Radio System terminals for the U.S. government.

May 2012

- Announced a distribution agreement to add Exede high-speed Internet services to DirecTV video and broadband service bundles for the home.
- Received a $35 million contract to supply a UHF satcom system for the Commonwealth of Australia Department of Defence.

June 2012

- Won an additional $34.8 million award from the U.S. Army for Blue Force Tracking 2 systems.
- Selected by the U.S. Marine Corps Systems Command to engineer military-grade information security into commercial smartphones and tablets.
- Awarded $42.5 million contract by LiveTV for in-flight Internet systems and services for commercial airline customers.

July 2012

- Won a $256.8 million contract from NBN Co for ground-based communications, network management, and data processing systems for the Australian national broadband network.

July 2012 continued

- Moved up six spots to number 22 on the Space News Top 50 list of space industry manufacturing and services companies.

August 2012

- Announced that the total number of ViaSat satellite broadband subscribers in the U.S. surpassed 400,000 (as of end of June) for the first time since the launch of ViaSat-1.

September 2012

- Introduced Exede In The Air in-flight Internet service, which can specify a high-speed service level of 12 Mbps or more to each connected passenger.
- American Red Cross Disaster Services selects Exede Enterprise satellite services to provide satellite connectivity during disaster response.
- Awarded a contract valued at up to $34 million by the Space and Naval Warfare Systems Command for a cryptographic module for the MIDS Low Volume Terminal.

October 2012

- Together with Harris Corporation, delivered the 100th KOR-24 Small Tactical Terminal that expands the availability of situational awareness to military users at the tactical edge.

November 2012

- ABC television stations WLS in Chicago and KTRK in Houston successfully completed alpha-phase field testing of Exede Newsgathering service.
- Popular Science named the ViaSat-1 high-capacity satellite system, including Exede Internet, as a Best of What's New Award winner for 2012.
- Chairman and CEO Mark Dankberg named Visionary Executive of the Year at the first annual Satellite Markets and Research Vision Awards in New York City.

December 2012

- Won a $52 million broadband airborne satcom services contract for a U.S. government customer for satellite mobility services.
- Shipped 500th VR-12 Ku-band airborne antenna, part of the system that provides our mobile satellite services to hundreds of military and general aviation aircraft.
- Launched Exede Internet on national TV with a spot relating U.S. domination of the space race with the innovation and speed of our space-based Internet service.
- Defense Systems ranked ViaSat number 25 among the "Super 75," the most successful and agile companies supplying net-centric products and systems.

December 2012 continued

- ViaSat-1 awarded Guinness World Records® title for Highest Capacity Communications Satellite.

January 2013

- Initiated a total capacity increase of more than 60 percent for our Ku-band global mobility network to accommodate growth in mobile satellite services.
- Demonstrated Ka-band satellite communications that deliver broadband for rotary wing aircraft, providing 4 Mbps from a Sikorsky H-3 to a ground station and 8 Mbps to the helicopter.
- Introduced a new cybersecurity system for protecting utilities and other critical infrastructure networks.

February 2013

- Exede Internet is the first satellite service to be included in the Federal Communications Commission "Measuring Broadband America" study, debuting as the best among all ISPs included in the study at meeting or exceeding advertised speeds.

March 2013

- Reached 512,000 total subscribers for our satellite Internet services, with nearly 300,000 hosted on ViaSat-1 after just one year of operation of the full Exede network.
- Achieved records of $1.1 billion in revenues and over $1.4 billion in new orders for fiscal year 2013.

Financial Performance

Selected Financial Data

The following table provides our selected financial information for each of the fiscal years in the five-year period ended March 29, 2013. The data as of and for each of the fiscal years in the five-year period ended March 29, 2013 have been derived from our audited consolidated financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes which are included elsewhere in this Annual Report.

Fiscal Years Ended (In thousands, except per share data)	March 29 2013	March 30 2012	April 1 2011	April 2 2010	April 3 2009
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenues:					
Product revenues	$ 664,417	$ 542,064	$ 523,938	$ 584,074	$ 595,342
Service revenues	455,273	321,563	278,268	104,006	32,837
Total revenues	1,119,690	863,627	802,206	688,080	628,179
Operating expenses:					
Cost of product revenues	484,973	402,794	389,945	408,526	424,620
Cost of service revenues	363,188	233,187	160,623	66,830	22,204
Selling, general and administrative	240,859	181,728	164,265	132,895	98,624
Independent research and development	35,448	24,992	28,711	27,325	29,622
Amortization of acquired intangible assets	15,584	18,732	19,409	9,494	8,822
(Loss) income from operations	(20,362)	2,194	39,253	43,010	44,287
Interest (expense) income, net	(43,820)	(8,247)	(2,831)	(6,733)	954
Loss on extinguishment of debt	(26,501)	—	—	—	—
(Loss) income before income taxes	(90,683)	(6,053)	36,422	36,277	45,241
(Benefit from) provision for income taxes	(50,054)	(13,651)	(2)	5,438	6,794
Net (loss) income	(40,629)	7,598	36,424	30,839	38,447
Less: Net income (loss) attributable to noncontrolling interest, net of tax	543	102	309	(297)	116
Net (loss) income attributable to ViaSat, Inc.	$ (41,172)	$ 7,496	$ 36,115	$ 31,136	$ 38,331
Basic net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.18	$ 0.88	$ 0.94	$ 1.25
Diluted net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.17	$ 0.84	$ 0.89	$ 1.20
Shares used in computing basic net (loss) income per share	43,931	42,325	40,858	33,020	30,772
Shares used in computing diluted net (loss) income per share	43,931	44,226	43,059	34,839	31,884
CONSOLIDATED BALANCE SHEET DATA					
Cash and cash equivalents	$ 105,738	$ 172,583	$ 40,490	$ 89,631	$ 63,491
Working capital	297,725	327,110	167,457	214,541	203,390
Total assets	1,794,072	1,727,153	1,405,748	1,293,552	622,942
Senior notes, net	584,993	547,791	272,296	271,801	—
Other long-term debt	1,456	774	61,946	60,000	—
Other liabilities	52,640	50,353	23,842	24,395	24,718
Total ViaSat, Inc. stockholders' equity	903,001	887,975	840,125	753,005	458,748

Fiscal year 2010 information presented reflects the acquisition of WildBlue Holding, Inc. in December of 2009 for approximately $574.6 million. Therefore, our consolidated balance sheet data as of March 29, 2013, March 30, 2012, April 1, 2011 and April 2, 2010 are not comparable to our consolidated balance sheet data as of April 3, 2009, and our consolidated statements of operations data for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 are not comparable to our consolidated statements of operations data for the years ended April 2, 2010 and April 3, 2009. In addition, our fiscal year 2013 information presented reflects the repurchase and redemption of our former 8.875% Senior Notes due 2016 (the 2016 Notes) and the associated approximately $26.5 million loss on extinguishment of debt. Refer to Note 5 to the consolidated financial statements for discussion of the repurchase and redemption of all of the 2016 Notes and loss on extinguishment of debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

We are a leading provider of high-speed fixed and mobile broadband services, advanced satellite and wireless networks and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop next-generation satellite broadband technologies and services for both fixed and mobile users. Our product, systems and broadband service offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products and services, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. ViaSat operates in three segments: satellite services, commercial networks and government systems.

In July 2010, we completed the acquisition of all outstanding shares of the parent company of Stonewood Group Limited (Stonewood), a privately held company registered in England and Wales (see Note 9 to our consolidated financial statements).

Sources of Revenues

Our satellite services segment revenues are primarily derived from our domestic satellite broadband services business and from our worldwide managed network services. Our domestic satellite broadband services business comprised approximately 20%, 22% and 26% of total revenues during fiscal years 2013, 2012 and 2011, respectively.

With respect to our commercial networks and government systems segments, to date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products in these segments are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Fixed-price contracts (which require us to provide products and services under a contract at a specified price) comprised approximately 94%, 93% and 95% of our total revenues for these segments for fiscal years 2013, 2012 and 2011, respectively. The remainder of our revenue in these segments for such periods was derived from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues has been derived from customer contracts that include the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development from our customer contracts were approximately $286.4 million or 26% of our total revenues during fiscal year 2013, $228.2 million or 26% of our total revenues during fiscal year 2012, and $210.6 million or 26% of our total revenues during fiscal year 2011.

We also incur independent research and development (IR&D) expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development projects. IR&D expenses were approximately 3%, 3% and 4% of total revenues in fiscal years 2013, 2012 and 2011, respectively. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

Revenue Recognition

A substantial portion of our revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to these contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (Accounting Standards Codification (ASC) 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract, or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. For contract claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. During fiscal years 2013, 2012 and 2011, we recorded losses of approximately $3.1 million, $1.4 million and $12.1 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. We believe we have established appropriate systems and processes to enable us to reasonably estimate future costs on our programs through regular evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we disclose the related impact in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, these estimates require significant management judgment and a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. A one percent variance in our future cost estimates on open fixed-price contracts as of March 29, 2013 would change our loss before income taxes by approximately $0.6 million.

We also derive a substantial portion of our revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (ASC 605). Under this standard, we recognize revenue when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered.

We also enter into certain leasing arrangements with customers and evaluate the contracts in accordance with the authoritative guidance for leases (ASC 840). Our accounting for equipment leases involves specific determinations under the authoritative guidance for leases, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, we classify the transactions as sales type or operating leases based on: (1) review for transfers of ownership of the equipment to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased equipment for a price which is sufficiently lower than the expected fair value of the equipment at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment, and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, we consider the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

In accordance with the authoritative guidance for revenue recognition for multiple element arrangements, the Accounting Standards Update (ASU) 2009-13 (ASU 2009-13), Revenue Recognition (ASC 605) Multiple-Deliverable Revenue Arrangements, which updates ASC 605-25, Revenue Recognition-Multiple element arrangements, of the Financial Accounting Standards Board (FASB) codification, for substantially all of the arrangements with multiple deliverables, we allocate revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE are available (a description as to how we determine VSOE, TPE and ESP is provided below). If a tangible hardware systems product includes software, we determine whether the tangible hardware systems product and the software work together to deliver the product's essential functionality and, if so, the entire product is treated as a nonsoftware deliverable. The total arrangement consideration is allocated to each separate unit of accounting for each of the nonsoftware deliverables using the relative selling prices of each unit based on the aforementioned selling price hierarchy. Revenue for each separate unit of accounting is recognized when the applicable revenue recognition criteria for each element have been met.

To determine the selling price in multiple-element arrangements, we establish VSOE of the selling price using the price charged for a deliverable when sold separately and for software license updates, product support and hardware systems support, based on the renewal rates offered to customers. For nonsoftware multiple-element arrangements,

TPE is established by evaluating similar and/or interchangeable competitor products or services in standalone arrangements with similarly situated customers and/or agreements. If we are unable to determine the selling price because VSOE or TPE doesn't exist, we determine ESP for the purposes of allocating the arrangement by reviewing historical transactions, including transactions whereby the deliverable was sold on a standalone basis and considering several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, competition, the geographies in which we offer our products and services, the type of customer (i.e. distributor, value added reseller, government agency or direct end user, among others) and the stage of the product lifecycle. The determination of ESP considers our pricing model and go-to-market strategy. As our or our competitors' pricing and go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to our determination of VSOE, TPE and ESP. As a result, our future revenue recognition for multiple-element arrangements could differ materially from those in the current period.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Amounts for obligations extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

Warranty Reserves

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

Property, Equipment and Satellites

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. We also construct gateway facilities, network operations systems and other assets to support our satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in service, we estimate the useful life of our satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends.

We own two satellites: ViaSat-1 (our high-capacity Ka-band spot-beam satellite, which was successfully launched into orbit in October 2011 and commenced commercial operation in January 2012) and WildBlue-1 (which was placed into service in March 2007), and we recently announced the entry into a satellite construction contract for ViaSat-2, a second high-capacity Ka-band satellite. In addition, we have an exclusive prepaid lifetime capital lease of Ka-band capacity over the continental United States on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005) and own related gateway and networking equipment on all of our satellites. Our property and equipment also include the customer premise equipment (CPE) units leased to subscribers under a retail leasing program as part of our satellite services segment.

Impairment of Long-Lived and Other Long-Term Assets (Property, Equipment and Satellites, and Other Assets, Including Goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We periodically review the remaining estimated useful life of the satellite to determine if revisions to the estimated life are necessary. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by us for fiscal years 2013, 2012 and 2011.

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350) and the provisions of ASU 2011-08, Testing Goodwill for Impairment, which permits us to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two step goodwill impairment test. If, after completing our qualitative assessment we determine that it is more likely than not that the carrying value exceeds estimated fair value, we compare the fair value to our carrying value (including goodwill). If the estimated fair value is greater than the carrying value, we conclude that no impairment exists. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of goodwill is compared to its carrying value. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value, resulting in goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The qualitative analysis included assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or our competitive environment since the acquisition date, (3) changes in the overall economy, our market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on our qualitative assessment performed during the fourth quarter of fiscal year 2013, we concluded that it was more likely than not that the estimated fair value of our reporting units exceeded its carrying value as of March 29, 2013 and, therefore, determined it was not necessary to perform the two step goodwill impairment test.

Income Taxes and Valuation Allowance on Deferred Tax Assets

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our valuation allowance against deferred tax assets increased from $14.7 million at March 30, 2012 to $16.0 million at March 29, 2013. The valuation allowance primarily relates to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

Our analysis of the need for a valuation allowance considered the loss incurred during the fiscal year ended March 29, 2013. However, a substantial portion of the loss incurred in such period was the result of an extinguishment of debt charge that was recorded upon the refinancing of the 2016 Notes with our additional 6.875% Senior Notes due 2020 (the 2020 Notes), which were issued in October 2012 (the Additional 2020 Notes), which is expected to provide a benefit to net income in the future due to the lower interest rate of the 2020 Notes. Our evaluation considered other factors, including our history of positive earnings, taxable income adjusted for certain items, the significant growth in contractual backlog, and trends and forecasted income by jurisdiction. Consideration was also given to the lengthy period over which our net deferred tax assets can be realized, and our history of not having federal tax loss carryforwards expire unused.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Fiscal Years Ended	March 29 2013	March 30 2012	April 1 2011
Revenues:	100.0%	100.0%	100.0%
Product revenues	59.3	62.8	65.3
Service revenues	40.7	37.2	34.7
Operating expenses:			
Cost of product revenues	43.3	46.6	48.6
Cost of service revenues	32.4	27.0	20.0
Selling, general and administrative	21.5	21.0	20.5
Independent research and development	3.2	2.9	3.6
Amortization of acquired intangible assets	1.4	2.2	2.4
(Loss) income from operations	(1.8)	0.3	4.9
Interest expense, net	(3.9)	(1.0)	(0.4)
Loss on extinguishment of debt	(2.4)	—	—
(Loss) income before income taxes	(8.1)	(0.7)	4.5
(Benefit from) provision for income taxes	(4.5)	(1.6)	—
Net (loss) income	(3.6)	0.9	4.5
Net (loss) income attributable to ViaSat, Inc.	(3.7)	0.9	4.5

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenues

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 664.4	$ 542.1	$ 122.4	22.6%
Service revenues	455.3	321.6	133.7	41.6%
Total revenues	$ 1,119.7	$ 863.6	$ 256.1	29.6%

Our total revenues increased approximately $256.1 million during fiscal year 2013 when compared to fiscal year 2012 due to an increase in both service and product revenues. The increase in service revenues of approximately $133.7 million was primarily driven by service revenue increases in our government systems segment of approximately $83.4 million and in our satellite services segment of approximately $52.6 million. The increase in product revenues of approximately $122.4 million was primarily derived from product revenue increases in our commercial networks segment of approximately $65.5 million and in our government systems segment of approximately $55.1 million.

Cost of Revenues

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 485.0	$ 402.8	$ 82.2	20.4%
Cost of service revenues	363.2	233.2	130.0	55.7%
Total cost of revenues	$ 848.2	$ 636.0	$ 212.2	33.4%

Total cost of revenues increased $212.2 million during fiscal year 2013 when compared to fiscal year 2012 principally related to a cost of service revenues increase of approximately $130.0 million. Cost of service revenues increased from $233.2 million to $363.2 million during fiscal year 2013 when compared to fiscal year 2012 primarily due to an increase in service revenues, which caused an increase of approximately $97.0 million in cost of service revenues on a constant margin basis, mainly related to government satellite communications systems services in our government systems segment and our Exede broadband services in our satellite services segment. Additionally, in fiscal year 2013 we experienced an increase of cost of service revenues associated with our ViaSat-1 satellite, data center, billing system and costs in connection with our Exede broadband services, which commenced commercial operation in January 2012. Cost of product revenues increased from $402.8 million to $485.0 million during fiscal year 2013 when compared to fiscal year 2012 primarily due to increased product revenues, which caused an increase of approximately $90.9 million in cost of product revenues on a constant margin basis, mainly related to consumer broadband products in our commercial networks segment and government satellite communications systems in our government systems segment. This increase in cost of product revenues was partially offset by improved margins in our commercial networks segment mainly related to consumer broadband products.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 240.9	$ 181.7	$ 59.1	32.5%

The increase in selling, general and administrative (SG&A) expenses of $59.1 million during fiscal year 2013 compared to fiscal year 2012 was primarily attributable to higher selling costs of $44.7 million, as well as higher support costs of $14.0 million. Of the higher selling costs, $40.9 million related to our satellite services segment as we continue to grow our consumer broadband subscriber base. These higher support costs consisted of $7.7 million related to our satellite services segment, $4.4 million related to our commercial networks segment, and $1.9 million related to our government systems segment. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 35.4	$ 25.0	$ 10.5	41.8%

The increase in IR&D expenses of approximately $10.5 million represents a year-over-year increase in our commercial networks segment of approximately $5.9 million (primarily due to next-generation consumer broadband and next-generation satellite communications systems development projects) and in our government systems segment of approximately $3.8 million (primarily due to advancement of integrated government satellite communications platforms).

Amortization of Acquired Intangible Assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from three to ten years. The decrease in amortization of acquired intangible assets of approximately $3.1 million in fiscal year 2013 compared to last fiscal year was a result of certain acquired technology intangibles in our commercial networks segment becoming fully amortized over the preceding twelve months. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2014	$ 13,747
Expected for fiscal year 2015	13,671
Expected for fiscal year 2016	10,161
Expected for fiscal year 2017	4,616
Expected for fiscal year 2018	3,597
Thereafter	1,378
	$ 47,170

Interest Income

Interest income in fiscal year 2013 compared to fiscal year 2012 increased slightly as we experienced higher average invested cash balances, but slightly lower average interest rates on our investments during fiscal year 2013 compared to fiscal year 2012.

Interest Expense

The increase in interest expense year-over-year of approximately $35.7 million was primarily due to lower capitalized interest and additional interest incurred on our initial 2020 Notes, which were issued in the fourth quarter of fiscal year 2012 (the Initial 2020 Notes). In fiscal year 2013, we capitalized approximately $3.1 million of interest associated with other assets currently under construction, compared to approximately $25.9 million in fiscal year 2012 associated with our ViaSat-1 satellite, related gateways and networking equipment, which were placed into service during the fourth quarter of fiscal year 2012.

(Benefit from) Provision for Income Taxes

The effective income tax benefit in fiscal year 2013 reflected the tax benefit from the loss before income taxes and the benefit from federal and state research tax credits. Fiscal year 2013 included fifteen months of federal research tax credit as a result of the January 2013 reinstatement of the credit retroactively from January 1, 2012. The effective income tax benefit in fiscal year 2012 reflected the expected tax benefit from the loss before income taxes and the benefit from federal and state research tax credits. Due to the December 31, 2011 expiration of the federal research tax credits, fiscal year 2012 only included nine months of the federal research tax credit.

Segment Results for Fiscal Year 2013 Compared to Fiscal Year 2012

Satellite Services Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 4.7	$ 3.0	$ 1.7	57.3%
Segment service revenues	272.3	219.7	52.6	23.9%
Total revenues	$ 277.0	$ 222.7	$ 54.3	24.4%

The increase of approximately $54.3 million in our satellite services segment revenue in fiscal year 2013 compared to fiscal year 2012 was predominately from increased service revenues of approximately $52.6 million. This increase was comprised of a $48.5 million increase in retail and wholesale broadband services and a $4.1 million increase in mobile broadband services. The revenue increase relating to our Exede and WildBlue broadband services was primarily due to a 14% increase in the number of subscribers in fiscal year 2013 to approximately 512,000 compared to fiscal year 2012, as well as a change in the mix of retail and wholesale subscribers and related higher average revenue per subscriber.

SEGMENT OPERATING LOSS

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar (Increase) Decrease	Percentage (Increase) Decrease
Segment operating loss	$ (79.2)	$ (16.8)	$ (62.4)	(371.5)%
Percentage of segment revenues	(28.6)%	(7.5)%		

Our satellite services segment incurred a $79.2 million loss in fiscal year 2013, which increased $62.4 million from fiscal year 2012. The fiscal year 2013 loss was primarily due to the start-up effects of higher operating expenses incurred associated with our ViaSat-1 satellite and related infrastructure, as commercial operation of our Exede broadband services commenced in January 2012 and the related subscriber base was in the early phases of growth. These higher operating expenses included additional depreciation of $34.7 million, and $61.5 million in additional costs related to satellite services operations support costs and selling, advertising and marketing costs as we continued to expand the subscriber base of our Exede broadband services.

Commercial Networks Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 295.5	$ 229.9	$ 65.5	28.5%
Segment service revenues	19.5	21.7	(2.3)	(10.4)%
Total revenues	$ 314.9	$ 251.7	$ 63.3	25.1%

Commercial networks segment revenue increased approximately $63.3 million in fiscal year 2013 compared to fiscal year 2012, due to an increase in product revenues of approximately $65.5 million, offset by a decrease in service revenues of approximately $2.3 million. The product revenue increase was comprised of a $77.8 million increase in fixed satellite networks (driven by consumer broadband products), a $6.0 million increase in satellite payload technology development programs and a $3.9 million increase in satellite networking development programs. This increase in product revenues was partially offset by decreases of $19.3 million in antenna systems products and $2.0 million in mobile broadband satellite communication systems.

SEGMENT OPERATING LOSS

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar (Increase) Decrease	Percentage (Increase) Decrease
Segment operating loss	$ (11.1)	$ (13.0)	$ 1.9	14.6%
Percentage of segment revenues	(3.5)%	(5.2)%		

The reduction of our commercial networks segment operating loss in fiscal year 2013 compared to the last fiscal year was primarily due to higher earnings contributions of approximately $13.1 million from increased revenues and improved margins in our consumer broadband products, partially offset by higher IR&D costs of $5.9 million and an increase in selling, support and new business proposal costs of $5.3 million.

Government Systems Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 364.2	$ 309.1	$ 55.1	17.8%
Segment service revenues	163.5	80.2	83.4	104.0%
Total revenues	$ 527.8	$ 389.3	$ 138.5	35.6%

Total revenues in our government systems segment increased approximately $138.5 million in fiscal year 2013 compared to the last fiscal year due to an increase in service revenues of $83.4 million and an increase in product revenues of $55.1 million. The increase in service revenues was primarily due to a revenue increase of $86.4 million in government satellite communication systems services (mainly attributable to broadband networking services revenues for military customers and command and control situational awareness), offset by a decrease in information assurance services of $3.9 million. The increase in product revenues was primarily due to a revenue increase of $34.3 million in government satellite communication systems, $15.1 million in tactical data link products and $10.4 million in TrellisWare, offset by a revenue decrease of $4.6 million in information assurance products.

SEGMENT OPERATING PROFIT

Fiscal Years Ended (In millions, except percentages)	March 29 2013	March 30 2012	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 85.5	$ 50.7	$ 34.8	68.6%
Percentage of segment revenues	16.2%	13.0%		

The increase in our government systems segment operating profit of $34.8 million during fiscal year 2013 compared to fiscal year 2012 was primarily due to higher earnings contributions of approximately $43.9 million mainly in our government satellite communication systems, offset by higher selling, support and new business proposal costs of approximately $5.4 million, and higher IR&D costs of $3.8 million.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 542.1	$ 523.9	$ 18.1	3.5%
Service revenues	321.6	278.3	43.3	15.6%
Total revenues	$ 863.6	$ 802.2	$ 61.4	7.7%

Our total revenues increased approximately $61.4 million during fiscal year 2012 when compared to fiscal year 2011 due to an increase in service revenues of approximately $43.3 million, coupled with an increase in product revenues of $18.1 million. The increase in service revenues was driven by service revenue increases in our government systems segment of approximately $47.0 million and in our commercial networks segment of approximately $6.0 million, offset by a decrease in our satellite services segment of approximately $9.7 million. The increase in product revenues was derived from our commercial networks segment of approximately $62.5 million, partially offset by decreases in our government systems segment of approximately $41.8 million and approximately $2.6 million in our satellite services segment.

In the fourth quarter of fiscal year 2011, based on communications with the Defense Contracting Management Agency (DCMA), changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for possible cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors—Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

Cost of Revenues

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 402.8	$ 389.9	$ 12.8	3.3%
Cost of service revenues	233.2	160.6	72.6	45.2%
Total cost of revenues	$ 636.0	$ 550.6	$ 85.4	15.5%

Total cost of revenues increased $85.4 million during fiscal year 2012 when compared to fiscal year 2011 principally related to cost of service revenues increase of approximately $72.6 million. Cost of service revenues increased from $160.6 million to $233.2 million during fiscal year 2012 when compared to fiscal year 2011 primarily from a $26.3 million cost of service revenue increase associated with our ViaSat-1 satellite, data center, billing system and costs in connection with our Exede broadband services, which commenced commercial operation in January 2012. In addition, cost of service revenue increased on a constant margin basis approximately $25.0 million due to increased service revenues. Cost of product revenues increased

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

from $389.9 million to $402.8 million during fiscal year 2012 when compared to fiscal year 2011 primarily due to increased product revenues, which caused an increase of approximately $13.5 million in cost of product revenues on a constant margin basis.

In the first quarter of fiscal year 2011, we recorded an additional forward loss of $8.5 million on a government satellite communication program due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 181.7	$ 164.3	$ 17.5	10.6%

The increase in SG&A expenses of $17.5 million during fiscal year 2012 compared to fiscal year 2011 was primarily attributable to higher support costs of $9.2 million, as well as higher selling costs of $7.4 million. Of the higher support costs, $4.6 million related to our commercial networks segment, $3.0 million related to our government systems segment and $1.6 million related to our satellite services segment. Higher selling costs were incurred across all segments, $2.9 million within our government systems segment, $2.6 million in our commercial networks segment and $1.9 million in our satellite services segment. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 25.0	$ 28.7	$ (3.7)	(13.0)%

The decrease in IR&D expenses of approximately $3.7 million represents a year-over-year decrease in our government systems segment of approximately $2.2 million primarily due to information assurance and tactical data link development projects, and a decrease in IR&D expenses of approximately $2.1 million in our commercial networks segment principally related to next-generation satellite communications systems.

Amortization of Acquired Intangible Assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from three to ten years. The decrease in amortization of acquired intangible assets of approximately $0.7 million in fiscal year 2012 compared to fiscal year 2011 was a result of an approximately $1.2 million decrease in amortization as certain acquired technology intangibles in our government systems and commercial networks segments became fully amortized over the preceding twelve months, offset by an increase in amortization of approximately $0.6 million due to our acquisition of Stonewood in July 2010.

Interest Income

The decrease in interest income of $0.3 million year-over-year was primarily due to lower interest rates on our cash and cash equivalents during fiscal year 2012 when compared to fiscal year 2011.

Interest Expense

The increase in interest expense year-over-year of approximately $5.2 million was primarily due to lower capitalized interest associated with our ViaSat-1 satellite, related gateway and networking equipment, and other related assets which were placed into service during the fourth quarter of fiscal year 2012. Additionally, the Initial 2020 Notes issued in the fourth quarter of fiscal year 2012 caused an increase in interest expense year-over-year. For fiscal years 2012 and 2011, we capitalized interest expense of approximately $25.9 million and $28.3 million, respectively. Interest expense incurred during fiscal year 2012 was attributable to the Initial 2020 Notes, the 2016 Notes and our revolving credit facility (the Credit Facility). Interest expense incurred during fiscal year 2011 was attributable to the 2016 Notes and the Credit Facility.

(Benefit from) Provision for Income Taxes

The effective income tax benefit in fiscal year 2012 reflects the expected tax benefit from the loss before income taxes and the benefit from federal and state research tax credits. The zero rate in fiscal year 2011 was primarily due to increased federal tax credits in fiscal year 2011, as the federal research credit in fiscal year 2011 included fifteen months of the credit as a result of the December 2010 reinstatement of the credit retroactively from January 1, 2010.

Segment Results for Fiscal Year 2012 Compared to Fiscal Year 2011

Satellite Services Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 3.0	$ 5.6	$ (2.6)	(46.0)%
Segment service revenues	219.7	229.4	(9.7)	(4.2)%
Total revenues	$ 222.7	$ 235.0	$ (12.3)	(5.2)%

The decrease of approximately $12.3 million in our satellite services segment revenue in fiscal year 2012 compared to fiscal year 2011 was predominately from decreased service revenues of approximately $9.7 million. This decrease was comprised of an $8.8 million decrease in retail and wholesale broadband services and a $4.7 million decrease in managed broadband services, offset by an increase in mobile broadband services of $3.8 million. The decrease in retail and wholesale service revenues was mainly due to the lower number of wholesale subscribers as our sales channels provisioned fewer customers with existing service plans in anticipation of the commencement of commercial operations of our Exede broadband services, in January 2012.

SEGMENT OPERATING (LOSS) PROFIT

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating (loss) profit	$ (16.8)	$ 38.2	$ (55.0)	(143.9)%
Percentage of segment revenues	(7.5)%	16.3%		

Our satellite services segment generated an operating loss in fiscal year 2012 compared to an operating profit in fiscal year 2011. This change was primarily due to the impact of lower revenues coupled with higher operating expenses, including the additional $26.3 million of costs incurred throughout fiscal year 2012 associated with our ViaSat-1 satellite, data center, billing system and costs in connection with our Exede broadband services, which commenced commercial operation in January 2012. Additionally, this segment was affected by an increase in selling, support and new business proposal costs of approximately $3.6 million.

Commercial Networks Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 229.9	$ 167.4	$ 62.5	37.3%
Segment service revenues	21.7	15.7	6.0	38.5%
Total revenues	$ 251.7	$ 183.1	$ 68.5	37.4%

Commercial networks segment revenue increased approximately $68.5 million in fiscal year 2012 compared to fiscal year 2011, primarily due to an increase in product revenues of approximately $62.5 million.

The increase in our commercial networks segment product revenues was derived from a $27.0 million increase in fixed satellite networks (mainly driven by consumer broadband products), $16.0 million in mobile broadband satellite communication systems, $12.8 million in antenna systems products and $11.8 million in satellite payload technology development programs, offset by a decrease of $5.0 million in satellite networking development programs.

Our commercial networks segment experienced higher service revenues primarily due to increases of $4.4 million in satellite networking development program services and $1.7 million in antenna systems services.

SEGMENT OPERATING LOSS

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (13.0)	$ (9.5)	$ (3.5)	(36.8)%
Percentage of segment revenues	(5.2)%	(5.2)%		

The increase in our commercial networks segment operating loss in fiscal year 2012 compared to fiscal year 2011 was primarily due to an increase in selling, support and new business proposal costs of $9.7 million, offset by higher earnings contributions of approximately $4.2 million from increased revenues and lower IR&D costs of approximately $2.0 million.

Government Systems Segment

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment product revenues	$ 309.1	$ 350.9	$ (41.8)	(11.9)%
Segment service revenues	80.2	33.2	47.0	141.6%
Total revenues	$ 389.3	$ 384.1	$ 5.2	1.3%

Total revenues in our government systems segment increased by approximately $5.2 million in fiscal year 2012 compared to fiscal year 2011, primarily due to an increase in service revenues of approximately $47.0 million, offset by a decrease in product revenues of approximately $41.8 million. Service revenue increased by $35.5 million in government satellite communication systems services (mainly attributable to broadband networking services revenues for military customers), $6.5 million in information assurance services and $3.2 million in tactical data link services. The decrease in product revenues was primarily due to decreases of $28.0 million in information assurance products and $25.3 million in tactical data link products, offset by an increase of $10.9 million in government satellite communication systems.

In the fourth quarter of fiscal year 2011, based on communications with the DCMA, changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors—Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

SEGMENT OPERATING PROFIT

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 50.7	$ 29.9	$ 20.8	69.7%
Percentage of segment revenues	13.0%	7.8%		

The increase in our government systems segment operating profit of $20.8 million during fiscal year 2012 compared to fiscal year 2011 was due to higher earnings contributions of approximately $22.8 million resulting from lower cost of revenues. Lower year-over-year cost of revenues was mainly related to the $8.5 million forward loss recorded on a government satellite communication program in the first quarter of fiscal year 2011 due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications. In addition, improved margins in certain government satellite communication systems products contributed to lower costs of revenue, and IR&D costs decreased approximately $2.2 million. These segment operating profit improvements were offset by higher selling, support and new business proposal costs of approximately $4.2 million in fiscal year 2012 compared to fiscal year 2011.

Backlog

As reflected in the table below, both firm and funded backlog increased in each of our segments during fiscal year 2013 due to certain large contract awards in our commercial networks segment, which we were pursuing in fiscal year 2012 and fiscal year 2013, as well as growth in contract awards in the other two segments.

(In millions)	As of March 29, 2013	As of March 30, 2012
FIRM BACKLOG		
Satellite Services segment	$ 24.7	$ 10.9
Commercial Networks segment	472.1	323.0
Government Systems segment	355.1	284.6
Total	$ 851.9	$ 618.5
FUNDED BACKLOG		
Satellite Services segment	$ 24.7	$ 10.9
Commercial Networks segment	472.1	323.0
Government Systems segment	345.7	266.6
Total	$ 842.5	$ 600.5

The firm backlog does not include contract options. Of the $851.9 million in firm backlog, approximately $565.4 million is expected to be delivered in fiscal year 2014, and the balance is expected to be delivered in fiscal year 2015 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders.

Our total new awards were $1,373.4 million, $1,008.6 million and $853.5 million for fiscal years 2013, 2012 and 2011, respectively. New contract awards in fiscal year 2013 were a record for us. In fiscal year 2014, we anticipate that contract awards, particularly in our government systems segment, may be negatively impacted by budget cuts, including sequestration by the U.S. government. For additional information, see "Risk Factors—Our Reliance on U.S. Government Contracts Exposes Us to Significant Risks" in our most recent Annual Report on Form 10-K.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

Overview

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing and equity financing. At March 29, 2013, we had $105.7 million in cash and cash equivalents, $297.7 million in working capital and no outstanding borrowings under our Credit Facility. At March 30, 2012, we had $172.6 million in cash and cash equivalents, $327.1 million in working capital and no outstanding borrowings under our Credit Facility. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The general cash needs of our satellite services, commercial networks and government systems segments can vary significantly. The cash needs of our satellite services segment tend to be driven primarily by the timing of payment of capital expenditures (e.g., payments under satellite construction and launch contracts) and of network expansion activities, as well as the quality of customer, type of contract and payment terms. In our commercial networks segment, cash needs tend to be driven primarily by the type and mix of contracts in backlog, the nature and quality of customers, the level of investments in IR&D activities and the payment terms of customers (including whether advance payments are made or customer financing is required). In our government systems segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (e.g., product or service, development or production) and timing of payments (including restrictions on the timing of cash payments under U.S. government procurement regulations). Other factors affecting the cash needs of our commercial networks and government systems segments include contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower.

To further enhance our liquidity position, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private capital markets. In March 2013, we filed a universal shelf registration statement with the Securities and Exchange Commission (SEC) for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Our future capital requirements will depend upon many factors, including the timing and amount of cash required for our ViaSat-2 satellite project and any future broadband satellite projects we may engage in, expansion of our research and development and marketing efforts, and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing. We believe that our current cash balances and net cash expected to be provided by operating activities along with availability under our Credit Facility will be sufficient to meet our anticipated operating requirements for at least the next twelve months.

Cash Flows

Cash provided by operating activities for fiscal year 2013 was $91.8 million compared to cash provided by operating activities of $141.4 million for fiscal year 2012. This $49.7 million decrease was primarily driven by our operating results (net loss adjusted for depreciation, amortization and other non-cash charges) which generated $32.8 million of higher cash outflows, coupled with a $24.0 million year-over-year increase in cash used to fund net operating assets needs, offset by a $7.1 million net cash inflow related to our refinancing of the 2016 Notes. The increase in cash outflows from our operating results was primarily due to the significant operating costs we incurred during fiscal year 2013 in connection with the launch and roll-out of our ViaSat-1 satellite and related ground infrastructure and the commencement of our Exede broadband services, including upfront costs associated with our sales and marketing efforts, commissions and other costs associated with the acquisition of Exede broadband subscribers, which negatively impacted income from operations. The increase in net operating assets was mainly due to a $55.3 million increase in combined billed and unbilled accounts receivables, net, during fiscal year 2013 compared to the last fiscal year attributable to the contractual timing of certain milestones in our government systems and commercial networks segments, offset by a $21.4 million decrease in inventory mainly in our commercial networks and government systems segments during fiscal year 2013 compared to the last fiscal year primarily due to high demand for CPE terminals from domestic and international customers.

Cash used in investing activities for fiscal year 2013 was $201.6 million compared to cash used in investing activities in fiscal year 2012 of $229.0 million. The decrease in cash used in investing activities resulted primarily from a reduction of $63.2 million in cash payments for the ViaSat-1 satellite, placed in service in January 2012, and a reduction of $37.5 million in cash used for the related ViaSat-1 ground network and operating systems, offset by $72.1 million in higher capital expenditures for new CPE units and other general purpose equipment.

Cash provided by financing activities for fiscal year 2013 was $42.9 million compared to cash provided by financing activities of $219.8 million for fiscal year 2012. Cash provided by financing activities for fiscal year 2013 reflected the issuance of $300.0 million in aggregate principal amount of the Additional 2020 Notes, offset by the repurchase and redemption of all of our $275.0 million in aggregate principal amount of 2016 Notes, and $8.1 million in debt issuance costs. Cash provided by financing activities for fiscal year 2012 reflected the issuance of $275.0 million in aggregate principal amount of Initial 2020 Notes. In addition, during fiscal year 2013 we had no borrowings or repayments under our Credit Facility compared to $60.0 million in repayments, net of borrowings, under our Credit Facility during fiscal year 2012.

Cash provided by financing activities for both periods included cash received from stock option exercises and employee stock purchase plan purchases, and cash used for the repurchase of common stock related to net share settlement of certain employee tax liabilities in connection with the vesting of restricted stock unit awards.

Satellite Service-Related Activities

On May 15, 2013, we entered into an agreement with The Boeing Company (Boeing) to purchase ViaSat-2, our second high-capacity Ka-band satellite, at a price of approximately $358.0 million, plus an additional amount for launch support services to be performed by Boeing.

We have incurred higher operating costs in connection with the launch and roll-out of our ViaSat-1 satellite and related ground infrastructure and, beginning in January 2012, the launch of our Exede broadband services, as well as higher interest expense as we no longer capitalize the interest expense for the debt we incurred to finance these activities. These higher operating costs included costs associated with depreciation, gateway connectivity, subscriber acquisition costs, logistics, customer care and various support systems. These higher operating costs have negatively impacted income from operations during the past two fiscal years. During fiscal year 2013, the total number of subscribers of our Exede broadband services increased, and we expect that this trend will continue. Accordingly, we expect that the resultant increase in service revenues in our satellite services segment will improve income (loss) from operations for that segment over time. However, there can be no assurance that this will occur. We also expect our subscriber acquisition costs to increase during fiscal year 2014 due to the expected increase in the number of subscribers on our Exede broadband services, which results in an increase of CPE-related capital expenditures.

We are involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims and other matters. See "Legal Proceedings" in our most recent Annual Report on Form 10-K for a discussion of certain patent infringement litigation involving Space Systems/Loral and Loral Space and Communications, Inc. Regardless of the outcome, litigation can have an adverse impact on us because we expect to incur costs, which may vary based on interim rulings, discovery and other related activities. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our business, financial condition, results of operations or liquidity in a particular period.

Credit Facility

As of March 29, 2013, the Credit Facility provided a revolving line of credit of $325.0 million (including up to $50.0 million of letters of credit) with a maturity date of May 9, 2017. Borrowings under the Credit Facility bear interest, at our option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00%, or the administrative agent's prime rate as announced from time to time, or (2) the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on our total leverage ratio. The Credit Facility is guaranteed by certain of our domestic subsidiaries and secured by substantially all of our respective assets. The Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. We were in compliance with our financial covenants under the Credit Facility as of March 29, 2013. At March 29, 2013, we had no outstanding borrowings under the Credit Facility and $38.2 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of March 29, 2013 of $286.8 million. Subsequent to the fiscal year end, on May 15, 2013, the Credit Facility was amended to increase the permitted total leverage ratio for each of the quarters of fiscal year 2014.

Senior Notes

DISCHARGE OF INDENTURE AND LOSS ON EXTINGUISHMENT OF DEBT

In connection with our issuance of the Additional 2020 Notes in October 2012, we repurchased and redeemed all of our $275.0 million in aggregate principal amount of 2016 Notes then outstanding through a cash tender offer and redemption, and the indenture governing the 2016 Notes was satisfied and discharged in accordance with its terms. On October 12, 2012, we purchased approximately $262.1 million in aggregate principal amount of the 2016 Notes pursuant to the tender offer. The total cash payment to purchase the tendered 2016 Notes in the tender offer, including accrued and unpaid interest up to, but excluding, the repurchase date and a $10 consent payment per $1,000 principal amount of notes tendered, was approximately $282.5 million. On November 14, 2012, we redeemed the remaining $12.9 million in aggregate principal amount of 2016 Notes pursuant to the optional redemption provisions of the 2016 Notes at a redemption price of 106.656% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. The total cash payment to redeem the remaining 2016 Notes was approximately $14.0 million.

As a result of the repurchase and redemption of the 2016 Notes, we recognized a $26.5 million loss on extinguishment of debt during the fiscal year ended March 29, 2013, which was comprised of $19.8 million in cash payments (including tender offer consideration, consent payments, redemption premium and related professional fees), and $6.7 million in non-cash charges (including unamortized discount and unamortized debt issuance costs).

SENIOR NOTES DUE 2020

In February 2012, we issued $275.0 million in principal amount of Initial 2020 Notes in a private placement to institutional buyers, which were exchanged in August 2012 for substantially identical Initial 2020 Notes that had been registered with the SEC. The Initial 2020 Notes were issued at face value and are recorded as long-term debt in our consolidated financial statements. On October 12, 2012, we issued $300.0 million in principal amount of Additional 2020 Notes in a private placement to institutional buyers at an issue price of 103.50% of the principal amount, which were exchanged in January 2013 for substantially identical Additional 2020 Notes that had been registered with the SEC. The 2020 Notes are all treated as a single class. The 2020 Notes bear interest at the rate of 6.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in June 2012. Deferred financing cost associated with the issuance of the 2020 Notes is amortized to interest expense on a straight-line basis over the term of the 2020 Notes, the results of which are not materially different from the effective interest rate basis. The $10.5 million premium we received in connection with the issuance of the Additional 2020 Notes is recorded as long-term debt in our consolidated financial statements and is being amortized as a reduction to interest expense on an effective interest rate basis over the term of the Additional 2020 Notes.

The 2020 Notes are guaranteed on an unsecured senior basis by each of our existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The 2020 Notes and the guarantees are our and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated debt. The 2020 Notes and the guarantees are effectively junior in right of payment to our existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that are not guarantors of the 2020 Notes, and are senior in right of payment to all of our existing and future subordinated indebtedness.

The indenture governing the 2020 Notes limits, among other things, our and our restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce our satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to June 15, 2015, we may redeem up to 35% of the 2020 Notes at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. We may also redeem the 2020 Notes prior to June 15, 2016, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such 2020 Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such 2020 Notes on June 15, 2016 plus (2) all required interest payments due on such 2020 Notes through June 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2020 Notes. The 2020 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on June 15, 2016 at a redemption price of 103.438%, during the twelve months beginning on June 15, 2017 at a redemption price of 101.719%, and at any time on or after June 15, 2018 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture), each holder will have the right to require us to repurchase all or any part of such holder's 2020 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2020 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Contractual Obligations

The following table sets forth a summary of our obligations at March 29, 2013:

(In thousands, including interest where applicable)	Total	For the Fiscal Years Ending 2014	2015–2016	2017–2018	Thereafter
Operating leases and satellite capacity agreements	$ 219,515	$ 79,741	$ 60,638	$ 31,334	$ 47,802
Other	3,698	2,242	1,456	—	—
2020 Notes	871,484	39,531	79,063	79,063	673,827
Line of credit	—	—	—	—	—
Standby letters of credit	38,189	34,787	3,402	—	—
Satellite performance incentives	37,640	1,735	3,861	4,424	27,620
Purchase commitments including satellite-related agreements	393,436	181,267	128,925	49,158	34,086
Total	$ 1,563,962	$ 339,303	$ 277,345	$ 163,979	$ 783,335

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. Subsequent to the fiscal year end, we entered into a satellite construction contract for ViaSat-2, a second high-capacity Ka-band satellite. See "Liquidity and Capital Resources—Satellite Service-Related Activities."

Our consolidated balance sheets included $52.6 million and $50.4 million of "other liabilities" as of March 29, 2013 and March 30, 2012, respectively, which primarily consisted of the long-term portion of our satellite performance incentives obligation, our long-term warranty obligations, the long-term portion of deferred rent, long-term portion of deferred revenue, long-term deferred income taxes and long-term unrecognized tax position liabilities. With the exception of the long-term portion of our satellite performance incentives obligation, these remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 8 to our consolidated financial statements for additional information regarding our income taxes and related tax positions and Note 13 to our consolidated financial statements for a discussion of our product warranties.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 29, 2013 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or disclosed in the notes to our consolidated financial statements included in this report.

Recent Authoritative Guidance

For information regarding recently adopted and issued accounting pronouncements, see Note 1 to the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, short-term and long-term obligations, including the Credit Facility and the 2020 Notes, and foreign currency forward contracts. We consider investments in highly liquid instruments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. As of March 29, 2013, we had no outstanding borrowings under our Credit Facility and $575.0 million in aggregate principal amount outstanding of the 2020 Notes, and we held no short-term investments. Our 2020 Notes bear interest at a fixed rate and therefore our exposure to market risk for changes in interest rates relates primarily to borrowings under our Credit Facility, cash equivalents, short-term investments and short-term obligations.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant portion of our cash balance in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Given recent declines in interest rates, our interest income has been and may continue to be negatively impacted. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average interest rate on our cash and cash equivalents, assuming balances remain constant over a year, changed by 50 basis points, interest income would have increased or decreased by approximately $0.4 million and $0.1 million, respectively, for each of the fiscal years ended March 29, 2013 and March 30, 2012. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

Our primary interest rate under the Credit Facility is the Eurodollar rate plus an applicable margin that is based on our total leverage ratio. Under the Credit Facility, the effective interest rate as of March 29, 2013 that would have been applied to any new Eurodollar note based borrowings under the Credit Facility was approximately 3.80%. As of March 29, 2013, we had no outstanding borrowings under our Credit Facility. Accordingly, assuming the outstanding balance remained constant over a year, changes in interest rates applicable to our Credit Facility would have no effect on our interest incurred and cash flow.

Foreign Exchange Risk

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies, we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of March 29, 2013, we had a number of foreign currency forward contracts outstanding which are intended to reduce the foreign currency risk for amounts payable to vendors in Euros. The foreign currency forward contracts with a notional amount of $7.0 million had a fair value of approximately $0.3 million and were recorded in accrued liabilities as of March 29, 2013. If the foreign currency forward rate for the Euro to the U.S. dollar on these foreign currency forward contracts had changed by 10%, the fair value of these foreign currency forward contracts as of March 29, 2013 would have changed by approximately $0.7 million.

Summarized Quarterly Data (Unaudited)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2013 and 2012 are as follows:

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2013				
Total revenues	$ 241,763	$ 282,822	$ 286,442	$ 308,663
(Loss) income from operations	(13,789)	(859)	1,266	(6,980)
Net (loss) income	(14,433)	(7,857)	(20,614)	2,275
Net (loss) income attributable to ViaSat, Inc.	(14,420)	(7,907)	(20,776)	1,931
Basic net (loss) income per share	(0.33)	(0.18)	(0.47)	0.04
Diluted net (loss) income per share	(0.33)	(0.18)	(0.47)	0.04
2012				
Total revenues	$ 195,101	$ 223,024	$ 204,964	$ 240,538
Income (loss) from operations	1,301	4,956	1,792	(5,855)
Net income (loss)	1,594	8,169	5,118	(7,283)
Net income (loss) attributable to ViaSat, Inc.	1,759	7,975	5,140	(7,378)
Basic net income (loss) per share	0.04	0.19	0.12	(0.17)
Diluted net income (loss) per share	0.04	0.18	0.12	(0.17)

Summarized quarterly data for the third quarter of fiscal year 2013 reflects a $26.5 million loss on extinguishment of debt. Refer to Note 5 to the consolidated financial statements for discussion of the refinancing of the 2016 Notes and associated loss on extinguishment of debt.

Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income (loss) per share.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 29, 2013, the end of the period covered by this report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 29, 2013.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the company's management concluded that its internal control over financial reporting was effective as of March 29, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of March 29, 2013, as stated in their report which appears on page 42.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 29, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ViaSat, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), cash flows and equity present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at March 29, 2013 and March 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Diego, California

May 24, 2013

Consolidated Balance Sheets

(In thousands, except share data)	As of March 29, 2013	As of March 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 105,738	$ 172,583
Accounts receivable, net	266,970	211,690
Inventories	106,281	127,646
Deferred income taxes	25,065	20,316
Prepaid expenses and other current assets	40,819	30,917
Total current assets	544,873	563,152
Satellites, net	535,090	585,731
Property and equipment, net	378,691	294,973
Other acquired intangible assets, net	47,170	63,041
Goodwill	83,000	83,461
Other assets	205,248	136,795
Total assets	$ 1,794,072	$ 1,727,153
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 83,009	$ 75,040
Accrued liabilities	161,909	159,762
Current portion of other long-term debt	2,230	1,240
Total current liabilities	247,148	236,042
Senior notes, net	584,993	547,791
Other long-term debt	1,456	774
Other liabilities	52,640	50,353
Total liabilities	886,237	834,960
Commitments and contingencies (Notes 11 and 12)		
Equity:		
ViaSat, Inc. stockholders' equity		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 29, 2013 and March 30, 2012, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 44,974,186 and 43,048,528 shares outstanding at March 29, 2013 and March 30, 2012, respectively	4	4
Paid-in capital	715,115	649,672
Retained earnings	221,046	262,218
Common stock held in treasury, at cost, 947,607 and 727,674 shares at March 29, 2013 and March 30, 2012, respectively	(33,770)	(25,358)
Accumulated other comprehensive income	606	1,439
Total ViaSat, Inc. stockholders' equity	903,001	887,975
Noncontrolling interest in subsidiary	4,834	4,218
Total equity	907,835	892,193
Total liabilities and equity	$ 1,794,072	$ 1,727,153

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Fiscal Years Ended (In thousands, except per share data)	March 29, 2013	March 30, 2012	April 1, 2011
Revenues:			
Product revenues	$ 664,417	$ 542,064	$ 523,938
Service revenues	455,273	321,563	278,268
Total revenues	1,119,690	863,627	802,206
Operating expenses:			
Cost of product revenues	484,973	402,794	389,945
Cost of service revenues	363,188	233,187	160,623
Selling, general and administrative	240,859	181,728	164,265
Independent research and development	35,448	24,992	28,711
Amortization of acquired intangible assets	15,584	18,732	19,409
(Loss) income from operations	(20,362)	2,194	39,253
Other income (expense):			
Interest income	173	60	323
Interest expense	(43,993)	(8,307)	(3,154)
Loss on extinguishment of debt	(26,501)	—	—
(Loss) income before income taxes	(90,683)	(6,053)	36,422
Benefit from income taxes	(50,054)	(13,651)	(2)
Net (loss) income	(40,629)	7,598	36,424
Less: Net income attributable to the noncontrolling interest, net of tax	543	102	309
Net (loss) income attributable to ViaSat, Inc.	$ (41,172)	$ 7,496	$ 36,115
Net (loss) income per share attributable to ViaSat, Inc. common stockholders:			
Basic net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.18	$ 0.88
Diluted net (loss) income per share attributable to ViaSat, Inc. common stockholders	$ (0.94)	$ 0.17	$ 0.84
Shares used in computing basic net (loss) income per share	43,931	42,325	40,858
Shares used in computing diluted net (loss) income per share	43,931	44,226	43,059
Comprehensive income (loss):			
Net (loss) income	$ (40,629)	$ 7,598	$ 36,424
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on hedging, net of tax	76	(452)	182
Foreign currency translation adjustments, net of tax	(909)	(386)	1,636
Other comprehensive (loss) income, net of tax	(833)	(838)	1,818
Comprehensive (loss) income	(41,462)	6,760	38,242
Less: comprehensive income attributable to the noncontrolling interest, net of tax	543	102	309
Comprehensive (loss) income attributable to ViaSat, Inc.	$ (42,005)	$ 6,658	$ 37,933

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Years Ended (In thousands)	March 29, 2013	March 30, 2012	April 1, 2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (40,629)	$ 7,598	$ 36,424
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Depreciation	134,133	101,507	83,629
Amortization of intangible assets	23,038	24,004	19,424
Deferred income taxes	(50,728)	(13,330)	(4,098)
Stock-based compensation expense	27,035	21,382	17,440
Loss on disposition of fixed assets	12,109	5,814	6,999
Non-cash loss on extinguishment of debt	6,726	—	—
Repayment of discount on the 2016 Notes	(3,418)	—	—
Receipt of premium on the Additional 2020 Notes	10,500	—	—
Other non-cash adjustments	4,301	1,793	503
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(57,124)	(21,026)	(14,138)
Inventories	21,233	(25,271)	(14,030)
Other assets	(15,471)	(9,266)	3,151
Accounts payable	4,564	7,679	6,644
Accrued liabilities	9,406	33,280	32,441
Other liabilities	6,123	7,285	(4,772)
Net cash provided by operating activities	91,798	141,449	169,617
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, equipment and satellites, net	(176,295)	(204,973)	(208,285)
Cash paid for patents, licenses and other assets	(25,270)	(24,049)	(15,986)
Payments related to acquisition of businesses, net of cash acquired	—	—	(13,456)
Net cash used in investing activities	(201,565)	(229,022)	(237,727)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of 2020 Notes	300,000	275,000	—
Repayment of 2016 Notes	(271,582)	—	—
Payment of debt issuance costs	(8,059)	(5,706)	(2,775)
Proceeds from line of credit borrowings	—	130,000	40,000
Payments on line of credit	—	(190,000)	(40,000)
Proceeds from issuance of common stock under equity plans	31,001	19,341	26,398
Purchase of common stock in treasury	(8,412)	(7,451)	(5,880)
Other	—	(1,386)	—
Incremental tax benefits from stock-based compensation	—	—	867
Net cash provided by financing activities	42,948	219,798	18,610
Effect of exchange rate changes on cash	(26)	(132)	359
Net (decrease) increase in cash and cash equivalents	(66,845)	132,093	(49,141)
Cash and cash equivalents at beginning of fiscal year	172,583	40,490	89,631
Cash and cash equivalents at end of fiscal year	$ 105,738	$ 172,583	$ 40,490
SUPPLEMENTAL INFORMATION			
Cash paid for interest (net of amounts capitalized)	$ 32,004	$ 5,964	$ 2,797
Cash paid (received) for income taxes, net	$ 931	$ (3,966)	$ (6,563)
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Capitalization of estimated satellite performance incentives obligation	$ 227	$ 22,300	$ —
Issuance of stock in satisfaction of certain accrued employee compensation liabilities	$ 7,060	$ 6,340	$ 5,096
Capitalization of non-cash portion of interest expense and stock-based compensation to constructed assets	$ 520	$ 3,802	$ 3,261
Issuance of common stock in connection with acquisitions	$ —	$ —	$ 4,630
Fair value of assets acquired in business combinations, excluding cash acquired	$ —	$ —	$ 22,699
Liabilities assumed in business combinations	$ —	$ —	$ 4,613

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Equity

(In thousands, except share data)	Common Stock Number of Shares Issued	Common Stock Amount
Balance at April 2, 2010	40,199,770	$ 4
Exercise of stock options	1,124,415	—
Issuance of stock under Employee Stock Purchase Plan	159,940	—
Stock-based compensation	—	—
Tax benefit from exercise of stock options and release of RSU awards	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	162,870	—
RSU awards vesting	433,173	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	144,962	—
Other noncontrolling interest activity	—	—
Net income	—	—
Other comprehensive income, net of tax	—	—
Balance at April 1, 2011	42,225,130	$ 4
Exercise of stock options	795,634	—
Issuance of stock under Employee Stock Purchase Plan	126,302	—
Stock-based compensation	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	156,825	—
RSU awards vesting	472,311	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Net income	—	—
Other comprehensive loss, net of tax	—	—
Balance at March 30, 2012	43,776,202	$ 4
Exercise of stock options	1,178,573	—
Issuance of stock under Employee Stock Purchase Plan	157,636	—
Stock-based compensation	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	197,149	—
RSU awards vesting	612,233	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Other noncontrolling interest activity	—	—
Net (loss) income	—	—
Other comprehensive loss, net of tax	—	—
Balance at March 29, 2013	45,921,793	$ 4

See accompanying notes to the consolidated financial statements.

ViaSat, Inc. Stockholders						
		Common Stock Held in Treasury				
Paid-in Capital	Retained Earnings	Number of Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiary	Total
$ 545,962	$ 218,607	(407,137)	$ (12,027)	$ 459	$ 3,745	$ 756,750
22,101	—	—	—	—	—	22,101
4,297	—	—	—	—	—	4,297
17,640	—	—	—	—	—	17,640
1,303	—	—	—	—	—	1,303
5,096	—	—	—	—	—	5,096
—	—	—	—	—	—	—
—	—	(153,226)	(5,880)	—	—	(5,880)
4,630	—	—	—	—	—	4,630
—	—	—	—	—	62	62
—	36,115	—	—	—	309	36,424
—	—	—	—	1,818	—	1,818
$ 601,029	$ 254,722	(560,363)	$ (17,907)	$ 2,277	$ 4,116	$ 844,241
14,681	—	—	—	—	—	14,681
4,660	—	—	—	—	—	4,660
22,962	—	—	—	—	—	22,962
6,340	—	—	—	—	—	6,340
—	—	—	—	—	—	—
—	—	(167,311)	(7,451)	—	—	(7,451)
—	7,496	—	—	—	102	7,598
—	—	—	—	(838)	—	(838)
$ 649,672	$ 262,218	(727,674)	$ (25,358)	$ 1,439	$ 4,218	$ 892,193
25,915	—	—	—	—	—	25,915
5,086	—	—	—	—	—	5,086
27,382	—	—	—	—	—	27,382
7,060	—	—	—	—	—	7,060
—	—	—	—	—	—	—
—	—	(219,933)	(8,412)	—	—	(8,412)
—	—	—	—	—	73	73
—	(41,172)	—	—	—	543	(40,629)
—	—	—	—	(833)	—	(833)
$ 715,115	$ 221,046	(947,607)	$ (33,770)	$ 606	$ 4,834	$ 907,835

Notes to the Consolidated Financial Statements

NOTE 1 | The Company and a Summary of Its Significant Accounting Policies

The Company

ViaSat, Inc. (also referred to hereafter as the "Company" or "ViaSat") is a leading provider of high-speed fixed and mobile broadband services, advanced satellite and other wireless networks and secure networking systems, products and services.

Principles of Consolidation

The Company's consolidated financial statements include the assets, liabilities and results of operations of ViaSat, its wholly owned subsidiaries and TrellisWare Technologies, Inc. (TrellisWare), a majority-owned subsidiary. All significant intercompany amounts have been eliminated.

The Company's fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2013 refer to the fiscal year ended March 29, 2013. The Company's quarters for fiscal year 2013 ended on June 29, 2012, September 28, 2012, December 28, 2012 and March 29, 2013. This results in a 53 week fiscal year approximately every four to five years. Fiscal years 2013, 2012 and 2011 were each 52 week years.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the second quarter of fiscal year 2011, the Company completed the acquisition of Stonewood Group Limited (Stonewood), a privately held company registered in England and Wales. This acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of Stonewood from the date of acquisition (see Note 9).

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, self-insurance reserves, allowance for doubtful accounts, warranty accruals, valuation of goodwill and other intangible assets, patents, orbital slots and other licenses, software development, property, equipment and satellites, long-lived assets, derivatives, contingencies and income taxes including the valuation allowance on deferred tax assets.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase.

Accounts Receivable, Unbilled Accounts Receivable and Allowance for Doubtful Accounts

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. government or with respect to its satellite services commercial business, the Company bills and collects in advance.

Unbilled accounts receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled accounts receivables are generally expected to be billed and collected within one year.

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 24.1%, 19.9% and 24.5% of total revenues for fiscal years 2013, 2012 and 2011, respectively. Billed accounts receivable to the U.S. government as of March 29, 2013 and March 30, 2012 were 37.9% and 21.4%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10.0% or more of total revenues for fiscal years 2013, 2012 and 2011. The Company's five largest contracts generated approximately 24.0%, 19.6% and 21.2% of the Company's total revenues for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

Inventory

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

Property, Equipment and Satellites

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The Company also constructs gateway facilities, network operations systems and other assets to support its satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in service, the Company estimates the useful life of its satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to twenty-four years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement. Costs incurred for additions to property, equipment and satellites, together with major renewals and betterments, are capitalized and depreciated over the remaining life of the underlying asset. Costs incurred for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations.

Interest expense is capitalized on the carrying value of assets under construction, in accordance with the authoritative guidance for the capitalization of interest (Accounting Standards Codification (ASC) 835-20). With respect to assets under construction, the Company capitalized $3.1 million of interest expense during the fiscal year ended March 29, 2013. With respect to ViaSat-1, related gateway and networking equipment and other assets, the Company capitalized $25.9 million and $28.3 million of interest expense during the fiscal years ended March 30, 2012 and April 1, 2011, respectively.

The Company owns two satellites: ViaSat-1 (its high-capacity Ka-band spot-beam satellite, which was successfully launched into orbit in October 2011 and commenced commercial operation in January 2012) and WildBlue-1 (which was placed into service in March 2007). Subsequent to the fiscal year end, the Company announced the entry into a satellite construction contract for ViaSat-2, a second high-capacity Ka-band satellite. In addition, the Company has an exclusive prepaid lifetime capital lease of Ka-band capacity over the continental United States on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005) and owns related gateway and networking equipment for all of its satellites. The Company periodically reviews the remaining estimated useful life of its satellites to determine if revisions to estimated lives are necessary. The Company procured indoor and outdoor customer premise equipment (CPE) units leased to subscribers under a retail leasing program as part of the Company's satellite services segment, which are reflected in investing activities and property and equipment in the accompanying consolidated financial statements. The Company depreciates the satellites, gateway and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property and equipment, net, as of March 29, 2013 were $170.9 million and $51.5 million, respectively. The total cost and accumulated depreciation of CPE units included in property and equipment, net, as of March 30, 2012 were $85.3 million and $33.1 million, respectively.

Occasionally, the Company may enter into capital lease arrangements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. The Company records amortization of assets leased under capital lease arrangements within depreciation expense.

Goodwill and Intangible Assets

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The authoritative guidance for business combinations also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

Patents, Orbital Slots and Other Licenses

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs of $3.2 million related to patents were included in other assets as of March 29, 2013 and March 30, 2012. The Company has capitalized costs of $8.6 million and $8.4 million related to acquiring and obtaining orbital slots and other licenses included in other assets as of March 29, 2013 and March 30, 2012, respectively. Accumulated amortization related to these assets was approximately $0.7 million and $0.4 million as of March 29, 2013 and March 30, 2012, respectively. Amortization expense related to these assets was an insignificant amount for each of the fiscal years ended March 29, 2013, March 30, 2012, and April 1, 2011. If a patent, orbital slot or orbital license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2013, 2012 and 2011, the Company did not write off any significant costs due to abandonment or impairment.

Debt Issuance Costs

Debt issuance costs are amortized and recognized as interest expense on a straight-line basis over the expected term of the related debt, the results of which are not materially different from the effective interest rate basis. During fiscal years 2013, 2012 and 2011, the Company paid and capitalized approximately $8.1 million, $5.7 million and $2.8 million, respectively, in debt issuance costs. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss). Other unamortized debt issuance costs are recorded in prepaid expenses and other current assets and in other long-term assets in the consolidated balance sheets, depending on the amounts expected to be amortized to interest expense within the next twelve months.

Software Development

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. Capitalized costs, net, of $60.6 million and $42.0 million related to software developed for resale were included in other assets as of March 29, 2013 and March 30, 2012, respectively. The Company capitalized $25.8 million and $22.7 million of costs related to software developed for resale for fiscal years ended March 29, 2013 and March 30, 2012, respectively. Amortization expense for software development costs was $7.2 million and $5.2 million during fiscal years 2013 and 2012, respectively. There was no amortization expense of software development costs during fiscal year 2011.

Impairment of Long-Lived and Other Long-Term Assets (Property, Equipment, and Satellites, and Other Assets, Including Goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by the Company for fiscal years 2013, 2012 and 2011.

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350) and Accounting Standards Update (ASU) 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment, which simplifies how the Company tests goodwill for impairment. Recent authoritative guidance allows the Company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, after completing the qualitative assessment the Company determines that it is more likely than not that the estimated fair value is greater than the carrying value, the Company concludes that no impairment exists. If it is more likely than not that the carrying value of reporting unit exceeds estimated fair value, the Company compares the fair value of reporting unit to its carrying value. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of goodwill is compared to its carrying value. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value, resulting in goodwill impairment. The Company tests goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The qualitative analysis included assessing the impact of changes in certain factors including (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or the Company's competitive environment since the acquisition date, (3) changes in the overall economy, the Company's market share and market interest rates since the acquisition date, (4) trends in the stock price, related market capitalization and enterprise values, (5) trends in peer companies total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on the Company's qualitative assessment performed during the fourth quarter of fiscal year 2013, the Company concluded that it was more likely than not that the estimated fair value of the Company's reporting units exceeded its carrying value as of March 29, 2013 and therefore determined it was not necessary to perform the two step goodwill impairment test. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2013, 2012 and 2011.

Warranty Reserves

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation (see Note 13).

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash equivalents, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings and other long-term interest bearing liabilities is determined by using available market information for those securities or similar financial instruments (see Note 3).

Self-Insurance Liabilities

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance plans include policies which provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods, as well as other historical information for the purpose of estimating ultimate costs for a particular plan year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company has recorded self-insurance liability for its plans of $2.3 million and $1.7 million as of March 29, 2013 and March 30, 2012, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued liabilities in accordance with the estimated timing of the projected payments.

Indemnification Provisions

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any material costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 29, 2013 and March 30, 2012, no such amounts were accrued related to the aforementioned provisions.

Noncontrolling Interest

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separately from the Company's controlling interest. Revenues, expenses, gains, losses, net income (loss) and other comprehensive income (loss) are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

Common Stock Held in Treasury

During fiscal years 2013, 2012 and 2011, the Company issued 612,233, 472,311 and 433,173 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these restricted stock unit agreements, the Company repurchased 219,933, 167,311 and 153,226 shares of common stock with a total value of $8.4 million, $7.5 million and $5.9 million during fiscal years 2013, 2012 and 2011, respectively.

Repurchased shares of common stock of 947,607 and 727,674 were held in treasury as of March 29, 2013 and March 30, 2012, respectively.

Derivatives

The Company enters into foreign currency forward and option contracts from time to time to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in other income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts which are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction.

The fair values of the Company's outstanding foreign currency forward contracts as of March 29, 2013 and March 30, 2012 were as follows:

Derivatives designated as hedging instruments (In thousands)	March 29, 2013		March 30, 2012	
	Other current assets	Accrued liabilities	Other current assets	Accrued liabilities
Foreign currency forward contracts	$ —	$ 318	$ —	$ 443
Total derivatives designated as hedging instruments	$ —	$ 318	$ —	$ 443

The notional value of foreign currency forward contracts outstanding as of March 29, 2013 and March 30, 2012 was $7.0 million and $9.6 million, respectively.

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2013 were as follows:

Derivatives in Cash Flow Hedging Relationships (In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$ (733)	Cost of product revenues	$ (858)	Not applicable	$ —
Total	$ (733)		$ (858)		$ —

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2012 were as follows:

Derivatives in Cash Flow Hedging Relationships (In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$ (766)	Cost of product revenues	$ (142)	Not applicable	$ —
Total	$ (766)		$ (142)		$ —

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2011 were as follows:

Derivatives in Cash Flow Hedging Relationships (In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$ 182	Cost of product revenues	$ 857	Not applicable	$ —
Total	$ 182		$ 857		$ —

At March 29, 2013, the estimated net amount of unrealized gains or losses related to foreign currency forward contracts that was expected to be reclassified to earnings within the next twelve months was approximately $0.3 million. The Company's foreign currency forward contracts outstanding as of March 29, 2013 will mature within two to twenty-three months from their inception. There were no gains or losses from ineffectiveness of these derivative instruments recorded for fiscal years 2013, 2012 and 2011.

Foreign Currency

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within ViaSat, Inc. stockholders' equity.

Revenue Recognition

A substantial portion of the Company's revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to long-term contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract, or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

In the first quarter of fiscal year 2011, the Company recorded an additional forward loss of $8.5 million on a government satellite communication program due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications. Including this program, in fiscal years 2013, 2012 and 2011, the Company recorded losses of approximately $3.1 million, $1.4 million and $12.1 million, respectively, related to loss contracts.

The Company also derives a substantial portion of its revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (ASC 605). Under this standard, the Company recognizes revenue when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered.

The Company also enters into certain leasing arrangements with customers and evaluates the contracts in accordance with the authoritative guidance for leases (ASC 840). The Company's accounting for equipment leases involves specific determinations under the authoritative guidance for leases, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, the Company classifies the transactions as sales type or operating leases based on: (1) review for transfers of ownership of the equipment to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased equipment for a price which is sufficiently lower than the expected fair value of the equipment at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, the Company considers the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

In accordance with the authoritative guidance for revenue recognition for multiple element arrangements, ASU 2009-13, Revenue Recognition (ASC 605) Multiple-Deliverable Revenue Arrangements, which updates ASC 605-25, Revenue Recognition-Multiple element arrangements, of the Financial Accounting Standards Board (FASB) codification, for substantially all of the arrangements with multiple deliverables, the Company allocates revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE are available (a description as to how the Company determines VSOE, TPE and ESP is provided below). If a tangible hardware systems product includes software, the Company determines whether the tangible hardware systems product and the software work together to deliver the product's essential functionality and, if so, the entire product is treated as a nonsoftware deliverable. The total arrangement consideration is allocated to each separate unit of accounting for each of the nonsoftware deliverables using the relative selling prices of each unit based on the aforementioned selling price hierarchy. Revenue for each separate unit of accounting is recognized when the applicable revenue recognition criteria for each element have been met.

To determine the selling price in multiple-element arrangements, the Company establishes VSOE of the selling price using the price charged for a deliverable when sold separately and for software license updates, product support and hardware systems support, based on the renewal rates offered to customers. For nonsoftware multiple-element arrangements, TPE is established by evaluating similar and/or interchangeable competitor products or services in standalone arrangements with similarly situated customers and/or agreements. If the Company is unable to determine the selling price because VSOE or TPE doesn't exist, the Company determines ESP for the purposes of allocating the arrangement by reviewing historical transactions, including transactions whereby the deliverable was sold on a standalone basis and considers several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, competition, the geographies in which the Company offers its products and services, the type of customer (i.e., distributor, value added reseller, government agency or direct end user, among others) and the stage of the product lifecycle. The determination of ESP considers the Company's pricing model and go-to-market strategy. As the Company, or its competitors', pricing and go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to its determination of VSOE, TPE and ESP. As a result, the Company's future revenue recognition for multiple-element arrangements could differ materially from those in the current period.

In accordance with the authoritative guidance for shipping and handling fees and costs (ASC 605-45), the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight as a component of cost of revenues.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Amounts for obligations extending beyond twelve months are recorded within other liabilities in the consolidated financial statements.

Contract costs on U.S. government contracts are subject to audit and review by the Defense Contracting Management Agency (DCMA), the Defense Contract Audit Agency (DCAA), and other U.S. government agencies, as well as negotiations with U.S. government representatives. The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2004 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2003 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 29, 2013 and March 30, 2012, the Company had $7.2 million and $6.7 million, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts (see Note 12).

Advertising Costs

In accordance with the authoritative guidance for advertising costs (ASC 720-35), advertising costs are expensed as incurred and included in selling, general and administrative expenses (SG&A). Advertising expenses for fiscal years 2013, 2012 and 2011 were $21.8 million, $2.8 million and $2.2 million, respectively.

Commissions

The Company compensates third parties based on specific commission programs directly related to certain product and service sales. These commission costs are recorded as an element of SG&A expense as incurred.

Stock-Based Compensation

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes expense on a straight-line basis over the employee's requisite service period. Stock-based compensation expense is recognized in the consolidated statements of operations and comprehensive income (loss) for fiscal years 2013, 2012 and 2011 only for those awards ultimately expected to vest, with forfeitures estimated at the date of grant. The authoritative guidance for share-based payments requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Independent Research and Development

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

Rent Expense, Deferred Rent Obligations and Deferred Lease Incentives

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays and rent escalation clauses. The authoritative guidance for leases (ASC 840) requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin recording rent expense, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheets and amortizes the deferred liability as a reduction to rent expense on the consolidated statements of operations and comprehensive income (loss) over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such increasing rent expense is recorded in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term.

At March 29, 2013 and March 30, 2012, deferred rent included in accrued liabilities in the Company's consolidated balance sheets was $0.8 million and $0.7 million, respectively, and deferred rent included in other long-term liabilities in the Company's consolidated balance sheets was $9.0 million and $8.2 million, respectively.

Income Taxes

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. Current income tax expense is the amount of income taxes expected to be payable for the current fiscal year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. The Company's analysis of the need for a valuation allowance considered the loss incurred during the fiscal year ended March 29, 2013. However, a substantial portion of the loss incurred in such period was the result of an extinguishment of debt charge that was recorded upon the refinancing of the Company's former 8.875% Senior Notes due 2016 (the 2016 Notes) with additional 6.875% Senior Notes due 2020 (the Additional 2020 Notes), which is expected to provide a benefit to net income in the future due to the lower interest rate of the Additional 2020 Notes. The Company's evaluation considered other factors, including the Company's history of positive earnings, taxable income adjusted for certain items, the Company's significant growth in contractual backlog, and trends and forecasted income by jurisdiction. Consideration was also given to the lengthy period over which these net deferred tax assets can be realized, and the Company's history of not having federal tax loss carryforwards expire unused.

Earnings Per Share

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, and shares potentially issuable under the amended ViaSat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash. The weighted average number of shares used to calculate basic and diluted net income (loss) per share attributable to ViaSat, Inc. common stockholders is the same for the fiscal year ended March 29, 2013, as the Company incurred a net loss for fiscal year 2013 and inclusion of common share equivalents would be antidilutive.

Segment Reporting

The Company's satellite services, commercial networks and government systems segments are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides retail and wholesale satellite-based broadband services for its consumer, enterprise and mobile broadband customers in the United States, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers worldwide. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite and other wireless communication systems and ground networking equipment and products, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment develops and produces network-centric, internet protocol (IP)-based secure fixed and mobile government communications systems, products, services and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance (see Note 15).

Recent Authoritative Guidance

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (ASC 220): Presentation of Comprehensive Income. The new authoritative guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The authoritative guidance became effective for the Company beginning in the first quarter of fiscal year 2013. In the first quarter of fiscal year 2013, the Company retrospectively adopted the new accounting standard for the presentation of comprehensive income in financial statements which resulted in the presentation of a total for comprehensive income (loss), and the components of net income (loss) and other comprehensive income (loss) in one statement. The adoption of this standard only changed how the Company presents comprehensive income (loss) and did not impact the Company's consolidated financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements (cont.)

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment. The new authoritative guidance simplifies how an entity tests goodwill for impairment. The new authoritative guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The two-step quantitative impairment test is required only if, based on its qualitative assessment, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This authoritative guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted if an entity's financial statements for the more recent interim and annual period have not yet been issued. The Company early adopted this authoritative guidance in the fourth quarter of fiscal year 2012. Adoption of this authoritative guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (ASC 210): Disclosures about offsetting Assets and Liabilities. The new authoritative guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this authoritative guidance. This authoritative guidance will be effective for the Company beginning in the first quarter of fiscal year 2014 and should be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact that this authoritative guidance may have on its consolidated financial statements and disclosures.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (ASC 350): Testing Indefinite-Lived Intangible Assets for Impairment. The new authoritative guidance simplifies the requirements for testing for indefinite-lived intangible assets other than goodwill and permits an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative fair value test. The guidance is effective for the Company for annual and, if any, interim impairment tests in fiscal year 2014 with early adoption permitted. The Company anticipates that the adoption of this standard will not have a material impact on its consolidated financial statements and disclosures.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (ASC 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The guidance, effective for the Company beginning in the first quarter of fiscal year 2014, requires changes in presentation only and the Company anticipates that the adoption of this standard will not have a significant impact on its consolidated financial statements and disclosures.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (ASC 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. ASU 2013-05 clarifies that the cumulative translation adjustment should be released into net income only when a reporting entity ceases to have a controlling financial interest in a subsidiary or a business within a foreign entity. Further, for an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The guidance, effective for the Company beginning in the first quarter of fiscal year 2015, is not expected to have a material impact on its consolidated financial statements and disclosures.

NOTE 2 | Composition of Certain Balance Sheet Captions

(In thousands)	As of March 29, 2013	As of March 30, 2012
Accounts receivable, net:		
Billed	$ 134,206	$ 108,758
Unbilled	134,198	103,929
Allowance for doubtful accounts	(1,434)	(997)
	$ 266,970	$ 211,690
Inventories:		
Raw materials	$ 40,308	$ 46,208
Work in process	21,298	23,932
Finished goods	44,675	57,506
	$ 106,281	$ 127,646
Prepaid expenses and other current assets:		
Prepaid expenses	$ 34,257	$ 25,103
Other	6,562	5,814
	$ 40,819	$ 30,917
Satellites, net:		
Satellite—WildBlue-1 (estimated useful life of 10 years)	$ 195,890	$ 195,890
Capital lease of satellite capacity—Anik F2 (estimated useful life of 10 years)	99,090	99,090
Satellite—ViaSat-1 (estimated useful life of 17 years)	363,204	362,977
	658,184	657,957
Less accumulated depreciation and amortization	(123,094)	(72,226)
	$ 535,090	$ 585,731
Property and equipment, net:		
Machinery and equipment (estimated useful life of 2-5 years)	$ 226,884	$ 195,975
Computer equipment and software (estimated useful life of 2-7 years)	154,202	127,596
CPE leased equipment (estimated useful life of 3-5 years)	170,934	85,271
Furniture and fixtures (estimated useful life of 7 years)	15,716	14,093
Leasehold improvements (estimated useful life of 2-17 years)	57,691	51,205
Building (estimated useful life of 24 years)	8,923	8,923
Land held for sale	2,846	3,124
Land	1,260	1,260
Construction in progress	23,025	16,570
	661,481	504,017
Less accumulated depreciation and amortization	(282,790)	(209,044)
	$ 378,691	$ 294,973
Other assets:		
Capitalized software costs, net	$ 60,596	$ 41,992
Patents, orbital slots and other licenses, net	11,100	11,194
Deferred income taxes	97,238	53,602
Other	36,314	30,007
	$ 205,248	$ 136,795
Accrued liabilities:		
Collections in excess of revenues and deferred revenues	$ 65,822	$ 88,114
Accrued employee compensation	23,925	21,384
Accrued vacation	19,252	17,573
Warranty reserve, current portion	8,840	6,238
Other	44,070	26,453
	$ 161,909	$ 159,762
Other liabilities:		
Deferred revenue, long-term portion	$ 15,360	$ 11,414
Deferred rent, long-term portion	8,964	8,237
Warranty reserve, long-term portion	5,267	5,413
Deferred income taxes, long-term portion	1,547	3,073
Unrecognized tax position liabilities	493	1,306
Satellite performance incentives obligation, long-term portion	21,009	20,910
	$ 52,640	$ 50,353

NOTE 3 | Fair Value Measurements

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

- Level 1—Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of March 29, 2013 and March 30, 2012:

(In thousands)	Fair Value as of March 29, 2013	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 47,427	$ 47,427	$ —	$ —
Total assets measured at fair value on a recurring basis	$ 47,427	$ 47,427	$ —	$ —
Liabilities:				
Foreign currency forward contracts	$ 318	$ —	$ 318	$ —
Total liabilities measured at fair value on a recurring basis	$ 318	$ —	$ 318	$ —

(In thousands)	Fair Value as of March 30, 2012	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 70,379	$ 70,379	$ —	$ —
Total assets measured at fair value on a recurring basis	$ 70,379	$ 70,379	$ —	$ —
Liabilities:				
Foreign currency forward contracts	$ 443	$ —	$ 443	$ —
Total liabilities measured at fair value on a recurring basis	$ 443	$ —	$ 443	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

CASH EQUIVALENTS The Company's cash equivalents consist of money market funds. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

FOREIGN CURRENCY FORWARD CONTRACTS The Company uses derivative financial instruments to manage foreign currency risk relating to foreign exchange rates. The Company does not use these instruments for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income (loss) depending on the use of the derivative instrument and whether it qualifies for hedge accounting. The Company's foreign currency forward contracts are valued using standard calculations/models that are primarily based on observable inputs, such as foreign currency exchange rates, or can be corroborated by observable market data (Level 2).

LONG-TERM DEBT The Company's long-term debt consists of the initial 6.875% Senior Notes due 2020 (the Initial 2020 Notes), which were issued in the fourth quarter of fiscal year 2012 and the Additional 2020 Notes, which were issued in October 2012, collectively referred to as the 2020 Notes reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. As of March 29, 2013, the fair value of the Company's outstanding long-term debt related to the 2020 Notes was determined using quoted prices in active markets (Level 1) and was approximately $616.7 million. As of March 30, 2012, the fair value of the Company's outstanding long-term debt related to the Initial 2020 Notes had been determined using recent market transactions for similar notes (Level 2) and was approximately $280.2 million. The Initial 2020 Notes were exchanged in August 2012 for substantially identical Initial 2020 Notes that had been registered with the Securities and Exchange Commission (SEC), which resulted in a use of quoted prices in active markets (Level 1) to measure the fair value of the Initial 2020 Notes and change from Level 2 (as of March 30, 2012) to Level 1 (as of March 29, 2013). The fair value of the Company's outstanding long-term debt related to the 2016 Notes, which were repurchased and redeemed in connection with the issuance of the Additional 2020 Notes, had been determined using quoted prices in active markets (Level 1) and was approximately $298.4 million as of March 30, 2012.

SATELLITE PERFORMANCE INCENTIVES OBLIGATION The Company's contract with the manufacturer of ViaSat-1 requires the Company to make monthly in-orbit satellite performance incentive payments, including interest at 7.0%, over a fifteen-year period from December 2011 to December 2026, subject to the continued satisfactory performance of the satellite. The Company recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite. However, for disclosure purposes, the Company is required to measure the fair value of outstanding satellite performance incentives on a recurring basis. The fair value of the Company's outstanding satellite performance incentives is estimated to approximate their carrying value based on current rates (Level 2).

NOTE 4 | Goodwill and Acquired Intangible Assets

During fiscal years 2013 and 2012, the Company's goodwill decreased by approximately $0.5 million and $0.1 million, respectively, related to the effects of foreign currency translation recorded within the Company's government systems and commercial networks segments. Other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of three to ten years, which is not materially different from the economic benefit method. Amortization expense related to other acquired intangible assets was $15.6 million, $18.7 million and $19.4 million for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011, respectively.

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2014	$ 13,747
Expected for fiscal year 2015	13,671
Expected for fiscal year 2016	10,161
Expected for fiscal year 2017	4,616
Expected for fiscal year 2018	3,597
Thereafter	1,378
	$ 47,170

The allocation of the other acquired intangible assets and the related accumulated amortization as of March 29, 2013 and March 30, 2012 is as follows:

		As of March 29, 2013			As of March 30, 2012		
(In thousands)	Weighted Average Useful Life	Total	Accumulated Amortization	Net book Value	Total	Accumulated Amortization	Net book Value
Technology	6	$ 53,714	$ (49,654)	$ 4,060	$ 54,240	$ (47,959)	$ 6,281
Contracts and customer relationships	7	88,651	(51,184)	37,467	88,758	(39,966)	48,792
Satellite co-location rights	9	8,600	(3,044)	5,556	8,600	(2,119)	6,481
Trade name	3	5,680	(5,680)	—	5,680	(4,339)	1,341
Other	9	6,287	(6,200)	87	6,307	(6,161)	146
Total other acquired intangible assets		$ 162,932	$ (115,762)	$ 47,170	$ 163,585	$ (100,544)	$ 63,041

NOTE 5 | Senior Notes and Other Long-Term Debt

Total long-term debt consisted of the following as of March 29, 2013 and March 30, 2012:

(In thousands)	As of March 29, 2013	As of March 30,2012
SENIOR NOTES		
2020 Notes	$ 575,000	$ 275,000
Unamortized premium on the 2020 Notes	9,993	—
2016 Notes	—	275,000
Unamortized discount on the 2016 Notes	—	(2,209)
Total senior notes, net of premium or discount	584,993	547,791
Less: current portion of senior notes	—	—
Total senior notes long-term, net	584,993	547,791
OTHER LONG-TERM DEBT		
Revolving credit facility	—	—
Other	3,686	2,014
Total other long-term debt	3,686	2,014
Less: current portion of other long-term debt	2,230	1,240
Other long-term debt, net	1,456	774
Total debt	588,679	549,805
Less: current portion	2,230	1,240
Long-term debt, net	$ 586,449	$ 548,565

The estimated aggregate amounts and timing of payments on the Company's long-term debt obligations as of March 29, 2013 for the next five years and thereafter were as follows (excluding the effects of premium accretion on the 2020 Notes):

For the Fiscal Years Ending (In thousands)	
2014	$ 2,242
2015	1,456
2016	—
2017	—
2018	—
Thereafter	575,000
	578,698
Less: imputed interest	12
Plus: unamortized premium on the 2020 Notes	9,993
Total	$ 588,679

Credit Facility

As of March 29, 2013, Company's revolving credit facility (the Credit Facility), as amended, provided a revolving line of credit of $325.0 million (including up to $50.0 million of letters of credit), with a maturity date of May 9, 2017. Borrowings under the Credit Facility bear interest, at the Company's option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00%, or the administrative agent's prime rate as announced from time to time, or (2) the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the Company's total leverage ratio. The Company has capitalized certain amounts of interest expense on the Credit Facility in connection with the construction of various assets during the construction period. The Credit Facility is guaranteed by certain of the Company's domestic subsidiaries and secured by substantially all of the Company's and such subsidiaries' assets.

The Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. Subsequent to the fiscal year end, on May 15, 2013, the Company amended the Credit Facility to increase the permitted total leverage ratio for each of the quarters of fiscal year 2014.

The Company was in compliance with its financial covenants under the Credit Facility as of March 29, 2013. At March 29, 2013, the Company had no outstanding borrowings under the Credit Facility and $38.2 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of March 29, 2013 of $286.8 million.

Senior Notes

DISCHARGE OF INDENTURE AND LOSS ON EXTINGUISHMENT OF DEBT

In connection with the Company's issuance of the Additional 2020 Notes in October 2012, the Company repurchased and redeemed all of its $275.0 million in aggregate principal amount of 2016 Notes then outstanding through a cash tender offer and redemption, and the indenture governing the 2016 Notes was satisfied and discharged in accordance with its terms. On October 12, 2012, the Company purchased approximately $262.1 million in aggregate principal amount of the 2016 Notes pursuant to the tender offer. The total cash payment to purchase the tendered 2016 Notes in the tender offer, including accrued and unpaid interest up to, but excluding, the repurchase date and a $10 consent payment per $1,000 principal amount of notes tendered, was approximately $282.5 million. On November 14, 2012, the Company redeemed the remaining $12.9 million in aggregate principal amount of 2016 Notes pursuant to the optional redemption provisions of the 2016 Notes at a redemption price of 106.656% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. The total cash payment to redeem the remaining 2016 Notes was approximately $14.0 million.

As a result of the repurchase and redemption of the 2016 Notes, the Company recognized a $26.5 million loss on extinguishment of debt during the fiscal year ended March 29, 2013, which was comprised of $19.8 million in cash payments (including tender offer consideration, consent payments, redemption premium and related professional fees), and $6.7 million in non-cash charges (including unamortized discount and unamortized debt issuance costs).

Senior Notes Due 2020

In February 2012, the Company issued $275.0 million in principal amount of Initial 2020 Notes in a private placement to institutional buyers, which were exchanged in August 2012 for substantially identical Initial 2020 Notes that had been registered with the SEC. The Initial 2020 Notes were issued at face value and are recorded as long-term debt in the Company's consolidated financial statements. On October 12, 2012, the Company issued $300.0 million in principal amount of Additional 2020 Notes in a private placement to institutional buyers at an issue price of 103.50% of the principal amount, which were exchanged in January 2013 for substantially identical Additional 2020 Notes that had been registered with the SEC. The 2020 Notes are all treated as a single class. The 2020 Notes bear interest at the rate of 6.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in June 2012. Deferred financing cost associated with the issuance of the 2020 Notes is amortized to interest expense on a straight-line basis over the term of the 2020 Notes, the results of which are not materially different from the effective interest rate basis. The $10.5 million premium the Company received in connection with the issuance of the Additional 2020 Notes is recorded as long-term debt in the Company's consolidated financial statements and is being amortized as a reduction to interest expense on an effective interest rate basis over the term of the Additional 2020 Notes.

The 2020 Notes are guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The 2020 Notes and the guarantees are the Company's and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2020 Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that are not guarantors of the 2020 Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the 2020 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to June 15, 2015, the Company may redeem up to 35% of the 2020 Notes at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2020 Notes prior to June 15, 2016, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such 2020 Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such 2020 Notes on June 15, 2016 plus (2) all required interest payments due on such 2020 Notes through June 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2020 Notes. The 2020 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on June 15, 2016 at a redemption price of 103.438%, during the twelve months beginning on June 15, 2017 at a redemption price of 101.719%, and at any time on or after June 15, 2018 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture), each holder will have the right to require the Company to repurchase all or any part of such holder's 2020 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2020 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

NOTE 6 | Common Stock and Stock Plans

In March 2013, the Company filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants, and rights. The securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan (the Equity Participation Plan). The Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to September 2012 through various amendments of the Equity

Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan to 21,400,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Equity Participation Plan in the form of stock options or stock appreciation right are counted against the Equity Participation Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Equity Participation Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Equity Participation Plan share reserve as two shares for each share of common stock up to September 22, 2010 and subsequent to September 19, 2012, and as 2.65 shares for each share of common stock during the period from September 22, 2010 to September 20, 2012. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of March 29, 2013, the Company had granted options and restricted stock units, net of cancellations, to purchase 9,527,083 and 3,725,766 shares of common stock, respectively, under the Equity Participation Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In July of 2009, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,500,000 shares to 2,250,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 29, 2013, the Company had issued 1,994,792 shares of common stock under the Employee Stock Purchase Plan.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

	Fiscal Years Ended		
(In thousands)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Stock-based compensation expense before taxes	$ 27,035	$ 21,382	$ 17,440
Related income tax benefits	(10,213)	(8,010)	(6,511)
Stock-based compensation expense, net of taxes	$ 16,822	$ 13,372	$ 10,929

For fiscal years 2013 and 2012 the Company recorded no incremental tax benefits from stock options exercised and restricted stock unit award vesting as the excess tax benefit from stock options exercised and restricted stock unit award vesting increased the Company's net operating loss carryforward. For fiscal year 2011, the Company recorded an incremental tax benefit from stock options exercised and restricted stock unit awards vesting of $0.9 million which was classified as part of cash flows from financing activities in the consolidated statements of cash flows.

The Company has no awards with market or performance conditions. The compensation cost that has been charged against income for the Equity Participation Plan under the authoritative guidance for share-based payments was $25.5 million, $20.0 million and $16.2 million, and for the Employee Stock Purchase Plan was $1.5 million, $1.4 million and $1.2 million, for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011, respectively. The Company capitalized $1.0 million and $1.6 million of stock-based compensation expense as a part of the cost for software development for resale included in other assets and as a part of the machinery and equipment for the internal use included in property, equipment and satellites for fiscal years 2013 and 2012, respectively. There was no material compensation cost capitalized for fiscal year 2011.

As of March 29, 2013, total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan was $63.3 million and $0.4 million, respectively. These costs are expected to be recognized over a weighted average period of 2.5 years and 2.7 years, for stock options and restricted stock units, respectively, under the Equity Participation Plan and less than six months for the Employee Stock Purchase Plan.

Notes to the Consolidated Financial Statements (cont.)

STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN The Company's employee stock options typically have a simple four-year vesting schedule and a six to ten year contractual term. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during fiscal year 2013 was $13.96 and $9.02 per share, respectively, during fiscal year 2012 was $17.36 and $11.74 per share, respectively, and during fiscal year 2011 was $14.24 and $8.55 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options			Employee Stock Purchase Plan		
	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Volatility	41.2%	41.4%	42.2%	30.0%	38.4%	28.3%
Risk-free interest rate	0.7%	0.9%	0.9%	0.1%	0.1%	0.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life	5.5 years	5.5 years	4.2 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards. The expected term or life of employee stock options represents the expected period of time from the date of grant to the estimated date that the stock options under the Company's Equity Participation Plan would be fully exercised. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. Prior to fiscal year 2012, the expected life of employee stock options was calculated using the simplified method consistent with the authoritative guidance for share-based payments, due to significant changes in the Company's option terms in October of 2006 and due to stock options meeting "plain-vanilla" requirements.

A summary of employee stock option activity for fiscal year 2013 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at March 30, 2012	3,401,634	$ 26.00		
Options granted	290,700	36.46		
Options canceled	(84,097)	40.59		
Options exercised	(1,178,573)	21.99		
Outstanding at March 29, 2013	2,429,664	$ 28.69	2.68	$ 47,984
Vested and exercisable at March 29, 2013	1,744,566	$ 24.72	1.90	$ 41,386

The total intrinsic value of stock options exercised during fiscal years 2013, 2012 and 2011 was $23.5 million, $20.8 million and $21.3 million, respectively.

Transactions related to the Company's stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at April 2, 2010	4,718,176	$ 20.90
Options granted	266,250	41.26
Options canceled	(20,543)	27.40
Options exercised	(1,124,415)	19.60
Outstanding at April 1, 2011	3,839,468	22.66
Options granted	368,000	44.73
Options canceled	(10,200)	32.11
Options exercised	(795,634)	18.45
Outstanding at March 30, 2012	3,401,634	26.00
Options granted	290,700	36.46
Options canceled	(84,097)	40.59
Options exercised	(1,178,573)	21.99
Outstanding at March 29, 2013	2,429,664	$ 28.69

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

RESTRICTED STOCK UNITS Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2013, 2012 and 2011, the Company recognized $21.7 million, $16.7 million and $12.6 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2013, 2012 and 2011 was $36.82, $44.28 and $41.48, respectively. A summary of restricted stock unit activity for fiscal year 2013 is presented below:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value per Share
Outstanding at March 30, 2012	1,725,370	$ 37.57
Awarded	732,009	36.82
Forfeited	(59,482)	40.95
Released	(612,233)	38.01
Outstanding at March 29, 2013	1,785,664	$ 38.29
Vested and deferred at March 29, 2013	106,110	$ 28.52

The total fair value of shares vested related to restricted stock units during the fiscal years 2013, 2012 and 2011 was $21.8 million, $15.1 million and $11.3 million, respectively.

Transactions related to the Company's restricted stock units are summarized as follows:

	Number of Restricted Stock Units
Outstanding at April 2, 2010	1,389,615
Awarded	630,056
Forfeited	(37,035)
Released	(433,173)
Outstanding at April 1, 2011	1,549,463
Awarded	684,692
Forfeited	(36,474)
Released	(472,311)
Outstanding at March 30, 2012	1,725,370
Awarded	732,009
Forfeited	(59,482)
Released	(612,233)
Outstanding at March 29, 2013	1,785,664

Notes to the Consolidated Financial Statements (cont.)

NOTE 7 | Shares Used In Computing Diluted Net Income (Loss) Per Share

(In thousands)	Fiscal Years Ended March 29 2013	March 30 2012	April 1 2011
WEIGHTED AVERAGE			
Common shares outstanding used in calculating basic net (loss) income per share attributable to ViaSat, Inc. common stockholders	43,931	42,325	40,858
Options to purchase common stock as determined by application of the treasury stock method	—	1,352	1,611
Restricted stock units to acquire common stock as determined by application of the treasury stock method	—	435	428
Potentially issuable shares in connection with certain terms of the amended ViaSat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan equivalents	—	114	162
Shares used in computing diluted net (loss) income per share attributable to ViaSat, Inc. common stockholders	43,931	44,226	43,059

The weighted average number of shares used to calculate basic and diluted net income (loss) per share attributable to ViaSat, Inc. common stockholders is the same for the fiscal year ended March 29, 2013, as the Company incurred a net loss for the fiscal year ended March 29, 2013 and inclusion of common share equivalents would be antidilutive. Common share equivalents excluded from the calculation for the fiscal year ended March 29, 2013 were 1,601,693 shares relating to stock options, 424,464 shares relating to restricted stock units and 162,517 shares relating to certain terms of the amended ViaSat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan. Antidilutive shares relating to stock options excluded from the calculation were 379,618 for the fiscal year ended March 30, 2012 and 108,637 for the fiscal year ended April 1, 2011. Antidilutive shares relating to restricted stock units excluded from the calculation were 1,682 for the fiscal year ended March 30, 2012 and 4,525 for the fiscal year ended April 1, 2011.

NOTE 8 | Income Taxes

The provision for income taxes includes the following:

(In thousands)	Fiscal Years Ended March 29 2013	March 30 2012	April 1 2011
Current tax (benefit) provision			
Federal	$ (166)	$ (4,761)	$ 433
State	2	(482)	3,178
Foreign	(64)	(45)	222
	(228)	(5,288)	3,833
Deferred tax (benefit) provision			
Federal	(36,042)	(1,519)	3,704
State	(12,657)	(6,334)	(7,064)
Foreign	(1,127)	(510)	(475)
	(49,826)	(8,363)	(3,835)
Total benefit from income taxes	$ (50,054)	$ (13,651)	$ (2)

Significant components of the Company's net deferred tax assets are as follows:

(In thousands)	As of March 29 2013	March 30 2012
Deferred tax assets:		
Net operating loss carryforwards	$ 240,402	$ 163,548
Tax credit carryforwards	82,910	64,013
Warranty reserve	5,325	4,482
Accrued compensation	5,846	5,547
Deferred rent	3,618	3,390
Inventory reserve	7,578	6,069
Stock-based compensation	8,214	9,793
Contract accounting	3,018	768
Other	7,775	8,027
Valuation allowance	(15,965)	(14,695)
Total deferred tax assets	348,721	250,942
Deferred tax liabilities:		
Property, equipment and satellites and intangible assets	(227,965)	(180,096)
Total deferred tax liabilities	(227,965)	(180,096)
Net deferred tax assets	$ 120,756	$ 70,846

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

(In thousands)	Fiscal Years Ended March 29 2013	March 30 2012	April 1 2011
Tax (benefit) expense at federal statutory rate	$ (31,737)	$ (2,128)	$ 12,749
State tax provision, net of federal benefit	(3,124)	112	1,375
Tax credits, net of valuation allowance	(17,249)	(12,973)	(15,615)
Manufacturing deduction	—	176	—
Non-deductible transaction costs	—	—	30
Non-deductible compensation	1,305	700	1,054
Non-deductible meals and entertainment	448	447	328
Other	303	15	77
Total (benefit from) provision for income taxes	$ (50,054)	$ (13,651)	$ (2)

As of March 29, 2013, the Company had federal and state research credit carryforwards of approximately $65.5 million and $69.6 million, respectively, which begin to expire in fiscal year 2026 and fiscal year 2018, respectively, and federal and state net operating loss carryforwards of approximately $678.3 million and $501.5 million, respectively, which begin to expire in fiscal year 2020 and fiscal year 2013, respectively.

The Company recognizes excess tax benefits associated with share-based compensation to stockholders' equity only when realized. When assessing whether excess tax benefits relating to share-based compensation have been realized, the Company follows the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to share-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the Company. During fiscal year 2013, the Company did not realize any excess tax benefits. As of March 29, 2013, the Company had $21.9 million of unrealized excess tax benefits associated with share-based compensation. These tax benefits will be accounted for as a credit to additional paid-in capital if and when realized, rather than a reduction of the provision for income taxes.

In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of existing deferred tax assets ultimately depends on future profitability and the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under tax law. A valuation allowance of $16.0 million at March 29, 2013 and $14.7 million at March 30, 2012 has been established relating to state net operating loss carryforwards and research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused. The Company's analysis of the need for additional valuation allowance considered the loss incurred during the fiscal year ended March 29, 2013. However, a substantial portion of the loss incurred in such period was the result of an extinguishment of debt charge that was recorded upon the refinancing of the 2016 Notes with the Additional 2020 Notes, which is expected to provide a benefit to net income in the future due to the lower interest rate of the 2020 Notes. The Company's evaluation considered other factors, including the Company's history of positive earnings, taxable income adjusted for certain items, the Company's significant growth in contractual backlog, and trends and forecasted income by jurisdiction. Consideration was also given to the lengthy period over which these net deferred tax assets can be realized, and the Company's history of not having federal tax loss carryforwards expire unused.

If the Company has an "Ownership Change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its net operating loss and tax credit carryforwards.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(In thousands)	As of March 29 2013	March 30 2012	April 1 2011
Balance, beginning of fiscal year	$ 33,556	$ 33,015	$ 31,759
Increase related to prior year tax positions	16	819	1,819
Increases related to current year tax positions	4,608	3,148	4,740
Statute expirations	(3,489)	(3,426)	(5,303)
Settlements	(200)	—	—
Balance, end of fiscal year	$ 34,491	$ 33,556	$ 33,015

Of the total unrecognized tax benefits at March 29, 2013, approximately $27.9 million would reduce the Company's annual effective tax rate if recognized, subject to valuation allowance consideration.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $1.3 million as a result of the expiration of the statute of limitations or settlements with tax authorities for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. By statute, the Company's U.S. federal income tax returns are subject to examination by the Internal Revenue Service ("IRS") for fiscal years 2010 through 2012. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. With few exceptions, fiscal years 2009 to 2012 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest or penalties associated with uncertain tax positions as of March 29, 2013 and March 30, 2012.

NOTE 9 | Acquisition

Stonewood Acquisition

On July 8, 2010, the Company completed the acquisition of all outstanding shares of the parent company of Stonewood. Stonewood is a leader in the design, manufacture and delivery of data at rest encryption products and services. Stonewood products are used to encrypt data on computer hard drives so that a lost or stolen laptop does not result in the compromise of classified information or the loss of intellectual property. The purchase price of approximately $18.8 million was comprised of $4.6 million related to the fair value of 144,962 shares of the Company's common stock issued at the closing and $14.2 million in cash consideration paid to former Stonewood stockholders. The $14.2 million in cash consideration paid to the former Stonewood stockholders less cash acquired of $0.7 million resulted in a net cash outlay of approximately $13.5 million.

In accordance with the authoritative guidance for business combinations (ASC 805), the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. Under the authoritative guidance for business combinations, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs incurred by the Company were approximately $0.9 million, all of which were incurred and recorded in SG&A expenses in fiscal year 2011.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 4,382
Property and equipment	484
Identifiable intangible assets	11,199
Goodwill	7,381
Total assets acquired	23,446
Current liabilities	(1,843)
Other long-term liabilities	(2,770)
Total liabilities assumed	(4,613)
Total purchase price	$ 18,833

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

(In thousands)	Fair Value	Estimated Weighted Average Life
Technology	$ 9,026	5
Customer relationships	1,977	10
Non-compete agreements	196	5
Total identifiable intangible assets	$ 11,199	6

The intangible assets acquired in the Stonewood business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach and/or income approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets.

The acquisition of Stonewood is beneficial to the Company as it enhances the Company's current encryption security offerings within the Company's information assurance products and provides additional solutions in the design, manufacture and delivery of data at rest encryption products and services. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill, which was recorded within the Company's government systems segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. During the fourth quarter of fiscal year 2011, the Company recorded a $0.5 million adjustment to the preliminary purchase price allocation for Stonewood related to pre-acquisition net operating loss carryovers, reducing the Company's government systems segment goodwill with a corresponding adjustment to deferred tax liabilities.

The consolidated financial statements include the operating results of Stonewood from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

NOTE 10 | Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code which was amended during the fourth quarter of fiscal year 2009. Under the amended plan, the Company may make discretionary contributions to the plan which vest over six years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the fiscal year-end, the Company elected to settle the discretionary contributions liability in stock. Based on the year-end common stock closing price, the Company would issue 165,514 shares of common stock at this time. Discretionary contributions accrued by the Company as of March 29, 2013 and March 30, 2012 amounted to $8.0 million and $7.0 million, respectively.

NOTE 11 | Commitments

In January 2008, the Company entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada related to the Company's high-capacity Ka-band spot-beam satellite, ViaSat-1. In October 2011, ViaSat-1 was successfully launched into orbit. SS/L handed over operation of the satellite to the Company in December 2011, following the successful completion of the manufacturer's in-orbit testing. In January 2012, the Company commenced commercial operation of its ViaSat-1-based Exede broadband services. The Company's contract with SS/L requires monthly in-orbit satellite performance incentive payments, including interest, over a fifteen-year period from December 2011 until December 2026, subject to the continued satisfactory performance of the satellite. The Company recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite during the third quarter of fiscal year 2012. As of March 29, 2013, the Company's estimated satellite performance incentives obligation and accrued interest was $22.7 million, of which $1.7 million and $21.0 million have been classified current in accrued liabilities and non-current in other liabilities, respectively. Under the satellite construction contract with SS/L, the Company may incur up to $37.6 million in total costs for satellite performance incentives obligation and related interest earned over the fifteen-year period with potential future minimum payments of $1.7 million, $1.9 million, $2.0 million, $2.1 million and $2.3 million in fiscal years 2014, 2015, 2016, 2017 and 2018, respectively, with $27.6 million commitments thereafter.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments of $58.7 million, $18.5 million, $1.8 million and $0.1 million in fiscal years 2014, 2015, 2016 and 2017, respectively, with no further commitments thereafter.

The Company leases office and other facilities under non-cancelable operating leases with initial terms ranging from one to fifteen years which expire between fiscal year 2014 and fiscal year 2024 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in the authoritative guidance for leases including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $19.9 million, $18.9 million and $17.1 million in fiscal years 2013, 2012 and 2011, respectively.

Future minimum lease payments are as follows:

Fiscal Years Ending (In thousands)	
2014	$ 21,015
2015	20,452
2016	19,891
2017	18,450
2018	12,777
Thereafter	47,802
	$ 140,387

Notes to the Consolidated Financial Statements (cont.)

NOTE 12 | Contingencies

In February 2012, the Company filed a complaint against SS/L and its former parent company Loral in the United States District Court for the Southern District of California for patent infringement and breach of contract relating to the manufacture of ViaSat-1. The Company alleges, among other things, that SS/L and Loral infringed U.S. Patent Nos. 8,107,875, 8,010,043, 8,068,827 and 7,773,942 by making, using, offering to sell and/or selling other high-capacity broadband satellites, and has requested monetary damages, injunctive relief and other remedies. In June 2012, SS/L filed counterclaims against the Company for patent infringement and declaratory relief. Specifically, SS/L seeks a judicial declaration that SS/L did not breach the parties' contract for the manufacture of ViaSat-1, that SS/L does not infringe the Company's patents described above, and that those patents are invalid and/or unenforceable. SS/L also alleges that the Company infringed U.S. Patent Nos. 6,879,808, 6,400,696 and 7,219,132 by providing broadband internet service by means of the Anik F2 satellite using ViaSat satellite gateways and satellite user terminals and has induced others to infringe by selling certain ground equipment and user terminals.

The Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

The Company has contracts with various U.S. government agencies. Accordingly, the Company is routinely subject to audit and review by the DCMA, the DCAA and other U.S. government agencies of its performance on government contracts, indirect rates and pricing practices, accounting and management internal control business systems, and compliance with applicable contracting and procurement laws, regulations and standards. An adverse outcome to a review or audit or other failure to comply with applicable contracting and procurement laws, regulations and standards could result in material civil and criminal penalties and administrative sanctions being imposed on the Company, which may include termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, significant customer refunds, fines and suspension, or a prohibition on doing business with U.S. government agencies. In addition, if the Company fails to obtain an "adequate" determination of its various accounting and management internal control business systems from applicable U.S. government agencies or if allegations of impropriety are made against it, the Company could suffer serious harm to its business or its reputation, including its ability to bid on new contracts or receive contract renewals and its competitive position in the bidding process. The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2004 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2003 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 29, 2013 and March 30, 2012, the Company had $7.2 million and $6.7 million, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on status of the related contracts.

NOTE 13 | Product Warranty

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2013, 2012 and 2011.

	Fiscal Years Ended		
(In thousands)	**March 29 2013**	**March 30 2012**	**April 1 2011**
Balance, beginning of period	$ 11,651	$ 12,942	$ 11,208
Change in liability for warranties issued in period	7,441	5,441	7,396
Settlements made (in cash or in kind) during the period	(4,985)	(6,732)	(5,662)
Balance, end of period	$ 14,107	$ 11,651	$ 12,942

NOTE 14 | Comprehensive Income (Loss)

The changes in the components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Fiscal Year Ended March 29, 2013		
(In thousands)	Net Change in Foreign Currency Translation Adjustments	Net Change in Derivatives	Accumulated Other Comprehensive Income (Loss)
Beginning balance	$ 1,709	$ (270)	$ 1,439
Current period other comprehensive income (loss), net of tax	(909)	76	(833)
Ending balance	$ 800	$ (194)	$ 606

	Fiscal Year Ended March 30, 2012		
(In thousands)	Net Change in Foreign Currency Translation Adjustments	Net Change in Derivatives	Accumulated Other Comprehensive Income (Loss)
Beginning balance	$ 2,095	$ 182	$ 2,277
Current period other comprehensive income (loss), net of tax	(386)	(452)	(838)
Ending balance	$ 1,709	$ (270)	$ 1,439

	Fiscal Year Ended April 1, 2011		
(In thousands)	Net Change in Foreign Currency Translation Adjustments	Net Change in Derivatives	Accumulated Other Comprehensive Income (Loss)
Beginning balance	$ 459	$ —	$ 459
Current period other comprehensive income (loss), net of tax	1,636	182	1,818
Ending balance	$ 2,095	$ 182	$ 2,277

Tax amounts related to comprehensive income (loss) disclosures are not material for all of the periods presented.

NOTE 15 | Segment Information

The Company's reporting segments, comprised of the satellite services, commercial networks and government systems segments, are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides retail and wholesale satellite-based broadband services for its consumer, enterprise and mobile broadband customers in the United States, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers worldwide. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite and other wireless communication systems and ground networking equipment and products, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment develops and produces network-centric, IP-based secure fixed and mobile government communications systems, products, services and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

As discussed further in Note 1, included in the government systems segment operating profit for fiscal year 2011 is an $8.5 million forward loss recorded on a government satellite communications program. As discussed in Note 1, also included in the government systems segment operating profit for fiscal year 2011 is an additional $5.0 million in contract-related reserves for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings. The Company's satellite services segment operating profit for fiscal year 2011 reflects a $5.2 million benefit to cost of service revenues related to a satellite capacity contract liability acquired in the WildBlue acquisition and release of future payment liabilities related thereto.

Segment revenues and operating profits (losses) for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 were as follows:

	Fiscal Years Ended		
(In thousands)	March 29 2013	March 30 2012	April 1 2011
Revenues:			
Satellite Services			
Product	$ 4,715	$ 2,998	$ 5,551
Service	272,272	219,674	229,401
Total	276,987	222,672	234,952
Commercial Networks			
Product	295,469	229,941	167,446
Service	19,471	21,736	15,697
Total	314,940	251,677	183,143
Government Systems			
Product	364,233	309,125	350,941
Service	163,530	80,153	33,170
Total	527,763	389,278	384,111
Elimination of intersegment revenues	—	—	—
Total revenues	$ 1,119,690	$ 863,627	$ 802,206
Operating (losses) profits:			
Satellite Services	$ (79,172)	$ (16,790)	$ 38,228
Commercial Networks	(11,079)	(12,974)	(9,482)
Government Systems	85,473	50,690	29,872
Elimination of intersegment operating profits	—	—	—
Segment operating (loss) profit before corporate and amortization of acquired intangible assets	(4,778)	20,926	58,618
Corporate	—	—	44
Amortization of acquired intangible assets	(15,584)	(18,732)	(19,409)
(Loss) income from operations	$ (20,362)	$ 2,194	$ 39,253

Notes to the Consolidated Financial Statements (cont.)

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. The Company's property and equipment, including its satellites, gateways and other networking equipment, are assigned to corporate assets as they are available for use by the various segments throughout their estimated useful lives. Segment assets as of March 29, 2013 and March 30, 2012 were as follows:

(In thousands)	As of March 29, 2013	As of March 30, 2012
Segment assets		
Satellite Services	$ 89,945	$ 95,671
Commercial Networks	175,230	170,553
Government Systems	238,057	219,199
Total segment assets	503,232	485,423
Corporate assets	1,290,840	1,241,730
Total assets	$ 1,794,072	$ 1,727,153

Other acquired intangible assets, net and goodwill included in segment assets as of March 29, 2013 and March 30, 2012 were as follows:

	Other Acquired Intangible Assets, Net		Goodwill	
(In thousands)	As of March 29, 2013	As of March 30, 2012	As of March 29, 2013	As of March 30, 2012
Satellite Services	$ 39,989	$ 52,390	$ 9,809	$ 9,809
Commercial Networks	1,520	2,186	43,648	43,739
Government Systems	5,661	8,465	29,543	29,913
Total	$ 47,170	$ 63,041	$ 83,000	$ 83,461

Amortization of acquired intangible assets by segment for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 was as follows:

	Fiscal Years Ended		
(In thousands)	March 29, 2013	March 30, 2012	April 1, 2011
Satellite Services	$ 12,401	$ 12,951	$ 12,951
Commercial Networks	666	3,224	4,001
Government Systems	2,517	2,557	2,457
Total amortization of acquired intangible assets	$ 15,584	$ 18,732	$ 19,409

Revenue information by geographic area for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 was as follows:

	Fiscal Years Ended		
(In thousands)	March 29, 2013	March 30, 2012	April 1, 2011
United States	$ 840,899	$ 680,655	$ 667,060
Europe, Middle East and Africa	171,853	114,382	95,356
Asia, Pacific	56,195	22,683	24,203
North America other than United States	39,158	32,657	8,321
Central and Latin America	11,585	13,250	7,266
Total	$ 1,119,690	$ 863,627	$ 802,206

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was $18.5 million and $18.7 million at March 29, 2013 and March 30, 2012, respectively.

NOTE 16 | Certain Relationships and Related-Party Transactions

John Stenbit, a director of the Company since August 2004, also serves on the board of directors of Loral. The Company's satellite construction contract with SS/L (a subsidiary of Loral prior to November 2012), under which the Company purchased ViaSat-1, requires the Company to make monthly satellite performance incentive payments, including interest, over a fifteen-year period from December 2011 to December 2026, subject to the continued satisfactory performance of the satellite (see Note 11). In addition, the Company entered into a beam sharing agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs associated with the ViaSat-1 satellite project. The Company's purchase of the ViaSat-1 satellite from SS/L was approved by the disinterested members of the Company's Board of Directors, after a determination by the disinterested members of the Company's Board that the terms and conditions of the purchase were fair to and in the best interests of the Company and its stockholders. In March 2011, Loral entered into agreements with Telesat Canada (an entity owned by TeleSat Holdings, Inc., a joint venture between Loral and the Public Sector Pension Investment Board) pursuant to which Loral assigned to Telesat Canada and Telesat Canada assumed from Loral all of Loral's rights and obligations with respect to the Canadian beams on ViaSat-1. Material amounts related to the satellite construction contract with SS/L and beam sharing agreement with Telesat Canada are disclosed in the tables below.

In addition, from time to time, the Company enters into various contracts in the ordinary course of business with SS/L and Telesat Canada. Material amounts related to these contracts are disclosed in the tables below.

Current payables included in accrued liabilities and long-term payables included in other liabilities as of March 29, 2013 and March 30, 2012 that relate to Loral were as follows:

(In thousands)	As of March 29, 2013	As of March 30, 2012
Payables, current:		
Satellite construction contract (estimated satellite performance incentives)	$ 1,725	$ 1,599
Payables, long-term:		
Satellite construction contract (estimated satellite performance incentives)	21,009	20,910

Revenue and expense for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 were as follows:

	Fiscal Years Ended		
(In thousands)	March 29, 2013	March 30, 2012	April 1, 2011
Revenue:			
Loral—ordinary course of business	$ *	$ 3,983	$ 3,282
Expense:			
Telesat Canada—ordinary course of business	7,685	3,380	2,153

*Amount was not meaningful

Cash received and paid during the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011 were as follows:

	Fiscal Years Ended		
(In thousands)	March 29, 2013	March 30, 2012	April 1, 2011
Cash received:			
Loral—beam sharing agreement	$ —	$ 4,298	$ 8,230
Telesat Canada—beam sharing agreement	—	9,159	—
Loral—ordinary course of business	—	1,194	3,876
Telesat Canada—ordinary course of business	1,023	2,930	1,239
Cash paid:			
Loral—satellite construction contract (including estimated satellite performance incentives)	1,609	4,174	25,020
Telesat Canada—ordinary course of business	7,358	7,606	7,178

In connection with the Company's acquisition of WildBlue Holding, Inc. (WildBlue) in fiscal year 2010, the Company entered into an indemnification agreement in September 2009 (the Indemnification Agreement) with several of the former stockholders of WildBlue (the Indemnitors). Pursuant to the terms of the indemnification agreement, the Indemnitors agreed to indemnify the Company for any damages relating to, among other things, an appraisal action regarding WildBlue's 2008 recapitalization (the Action). During the third quarter of fiscal year 2012, the parties to the Action entered into a settlement agreement whereby the parties agreed to release all claims in exchange for a payment of $20.5 million by WildBlue to the plaintiffs. Payment of this amount by WildBlue was expressly conditioned upon the Indemnitors fully funding an escrow account covering all amounts other than the $0.5 million the Company was obligated to pay under the Indemnification Agreement. In January 2012, in accordance with the terms of the settlement agreement, the Company received $20.0 million in cash from the Indemnitors and paid $20.5 million to the plaintiffs in the Action. One of the former WildBlue stockholders and plaintiffs in the Action was TimesArrow Capital I, LLC. Thomas Moore, Senior Vice President of the Company at the time, served as the administrative member of, and held 33.3% of the equity interests in, TimesArrow. Of the $20.5 million paid to the plaintiffs in the Action, TimesArrow and Mr. Moore received $3.0 million and $1.0 million, respectively.

NOTE 17 | Financial Statements of Parent and Subsidiary Guarantors

As of March 29, 2013, $575.0 million in aggregate principal amount of 2020 Notes issued by the Company was outstanding. The 2020 Notes are jointly and severally guaranteed on a full and unconditional basis by each of the Guarantor Subsidiaries, subject to certain customary release provisions, including the sale, transfer or other disposition of the capital stock or all or substantially all of the assets of a Guarantor Subsidiary, the designation of a Guarantor Subsidiary as an unrestricted subsidiary, the release or discharge of the Guarantor Subsidiary's guarantee of the Credit Facility or the exercise of the legal defeasance option or covenant defeasance option. All of the Guarantor Subsidiaries are direct or indirect 100% owned subsidiaries of the Company. The indenture governing the 2020 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows for the Company (as "Issuing Parent Company"), the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated Company and subsidiaries as of March 29, 2013 and March 30, 2012 and for the fiscal years ended March 29, 2013, March 30, 2012 and April 1, 2011.

Condensed Consolidated Balance Sheet as of March 29, 2013

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 93,780	$ 3,112	$ 8,846	$ —	$ 105,738
Accounts receivable, net	240,457	15,537	10,976	—	266,970
Inventories	81,195	19,985	5,101	—	106,281
Deferred income taxes	22,350	2,425	290	—	25,065
Prepaid expenses and other current assets	32,372	7,819	628	—	40,819
Current portion of intercompany receivables	128,383	1,581	1,631	(131,595)	—
Total current assets	598,537	50,459	27,472	(131,595)	544,873
Satellites, net	337,437	197,653	—	—	535,090
Property and equipment, net	189,500	183,227	5,964	—	378,691
Other acquired intangible assets, net	1,597	39,989	5,584	—	47,170
Goodwill	63,939	9,686	9,375	—	83,000
Investments in subsidiaries and intercompany receivables	381,338	1,439	303	(383,080)	—
Other assets	154,854	49,645	749	—	205,248
Total assets	$ 1,727,202	$ 532,098	$ 49,447	$ (514,675)	$ 1,794,072
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 71,931	$ 9,999	$ 1,079	$ —	$ 83,009
Accrued liabilities	128,374	26,916	6,619	—	161,909
Current portion of other long-term debt	454	1,776	—	—	2,230
Current portion of intercompany payables	1,631	127,215	2,750	(131,596)	—
Total current liabilities	202,390	165,906	10,448	(131,596)	247,148
Senior notes, net	584,993	—	—	—	584,993
Other long-term debt	380	1,076	—	—	1,456
Intercompany payables	302	—	6,319	(6,621)	—
Other liabilities	36,136	15,137	1,367	—	52,640
Total liabilities	824,201	182,119	18,134	(138,217)	886,237
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	903,001	349,979	31,313	(381,292)	903,001
Noncontrolling interest in subsidiary	—	—	—	4,834	4,834
Total equity	903,001	349,979	31,313	(376,458)	907,835
Total liabilities and equity	$ 1,727,202	$ 532,098	$ 49,447	$ (514,675)	$ 1,794,072

Notes to the Consolidated Financial Statements (cont.)

Condensed Consolidated Balance Sheet as of March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 162,426	$ 439	$ 9,718	$ —	$ 172,583
Accounts receivable, net	192,313	12,411	6,966	—	211,690
Inventories	106,151	16,474	5,021	—	127,646
Deferred income taxes	18,482	1,526	308	—	20,316
Prepaid expenses and other current assets	27,128	2,923	866	—	30,917
Total current assets	506,500	33,773	22,879	—	563,152
Satellites, net	358,580	227,151	—	—	585,731
Property and equipment, net	178,611	110,137	6,225	—	294,973
Other acquired intangible assets, net	2,633	52,389	8,019	—	63,041
Goodwill	63,939	9,687	9,835	—	83,461
Investments in subsidiaries and intercompany receivables	437,631	2,501	1,428	(441,560)	—
Other assets	117,300	18,886	609	—	136,795
Total assets	$ 1,665,194	$ 454,524	$ 48,995	$ (441,560)	$ 1,727,153
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 62,085	$ 12,192	$ 763	$ —	$ 75,040
Accrued liabilities	128,327	27,477	3,958	—	159,762
Current portion of other long-term debt	129	1,111	—	—	1,240
Total current liabilities	190,541	40,780	4,721	—	236,042
Senior notes, net	547,791	—	—	—	547,791
Other long-term debt	74	700	—	—	774
Intercompany payables	1,428	4,462	9,429	(15,319)	—
Other liabilities	37,385	10,269	2,699	—	50,353
Total liabilities	777,219	56,211	16,849	(15,319)	834,960
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	887,975	398,313	32,146	(430,459)	887,975
Noncontrolling interest in subsidiary	—	—	—	4,218	4,218
Total equity	887,975	398,313	32,146	(426,241)	892,193
Total liabilities and equity	$ 1,665,194	$ 454,524	$ 48,995	$ (441,560)	$ 1,727,153

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the Fiscal Year Ended March 29, 2013

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 631,067	$ 4,714	$ 29,141	$ (505)	$ 664,417
Service revenues	193,478	254,796	8,531	(1,532)	455,273
Total revenues	824,545	259,510	37,672	(2,037)	1,119,690
Operating expenses:					
Cost of product revenues	463,553	3,383	18,463	(426)	484,973
Cost of service revenues	133,404	225,730	5,587	(1,533)	363,188
Selling, general and administrative	133,273	96,346	11,248	(8)	240,859
Independent research and development	34,274	525	719	(70)	35,448
Amortization of acquired intangible assets	1,037	12,400	2,147	—	15,584
Income (loss) from operations	59,004	(78,874)	(492)	—	(20,362)
Other income (expense):					
Interest income	168	—	5	—	173
Interest expense	(43,916)	(72)	(5)	—	(43,993)
Loss on extinguishment of debt	(26,501)	—	—	—	(26,501)
Income (loss) before income taxes	(11,245)	(78,946)	(492)	—	(90,683)
Provision for (benefit from) income taxes	(18,861)	(30,612)	(581)	—	(50,054)
Equity in net income (loss) of consolidated subsidiaries	(48,788)	—	—	48,788	—
Net income (loss)	(41,172)	(48,334)	89	48,788	(40,629)
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	543	543
Net income (loss) attributable to ViaSat, Inc.	$ (41,172)	$ (48,334)	$ 89	$ 48,245	$ (41,172)
Comprehensive income (loss)	$ (42,005)	$ (48,334)	$ (874)	$ 49,751	$ (41,462)
Comprehensive income (loss) attributable to ViaSat, Inc.	$ (42,005)	$ (48,334)	$ (874)	$ 49,208	$ (42,005)

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the Fiscal Year Ended March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 514,577	$ 2,998	$ 24,767	$ (278)	$ 542,064
Service revenues	106,548	206,470	10,482	(1,937)	321,563
Total revenues	621,125	209,468	35,249	(2,215)	863,627
Operating expenses:					
Cost of product revenues	384,858	2,902	16,711	(1,677)	402,794
Cost of service revenues	66,833	160,579	7,612	(1,837)	233,187
Selling, general and administrative	119,227	53,051	9,453	(3)	181,728
Independent research and development	24,109	—	928	(45)	24,992
Amortization of acquired intangible assets	3,569	12,954	2,209	—	18,732
Income (loss) from operations	22,529	(20,018)	(1,664)	1,347	2,194
Other income (expense):					
Interest income	264	—	6	(210)	60
Interest expense	(8,199)	(108)	(210)	210	(8,307)
Income (loss) before income taxes	14,594	(20,126)	(1,868)	1,347	(6,053)
Provision for (benefit from) income taxes	(7,407)	(6,038)	(698)	492	(13,651)
Equity in net income (loss) of consolidated subsidiaries	(15,360)	—	—	15,360	—
Net income (loss)	6,641	(14,088)	(1,170)	16,215	7,598
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	102	102
Net income (loss) attributable to ViaSat, Inc.	$ 6,641	$ (14,088)	$ (1,170)	$ 16,113	$ 7,496
Comprehensive income (loss)	$ 5,803	$ (14,088)	$ (1,351)	$ 16,396	$ 6,760
Comprehensive income (loss) attributable to ViaSat, Inc.	$ 5,803	$ (14,088)	$ (1,351)	$ 16,294	$ 6,658

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the Fiscal Year Ended April 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 505,634	$ 5,546	$ 16,583	$ (3,825)	$ 523,938
Service revenues	53,701	215,267	10,994	(1,694)	278,268
Total revenues	559,335	220,813	27,577	(5,519)	802,206
Operating expenses:					
Cost of product revenues	375,635	8,228	9,426	(3,344)	389,945
Cost of service revenues	34,339	121,024	6,926	(1,666)	160,623
Selling, general and administrative	104,235	50,946	9,123	(39)	164,265
Independent research and development	27,807	—	924	(20)	28,711
Amortization of acquired intangible assets	4,672	12,954	1,783	—	19,409
Income (loss) from operations	12,647	27,661	(605)	(450)	39,253
Other income (expense):					
Interest income	687	—	9	(373)	323
Interest expense	(3,103)	(49)	(375)	373	(3,154)
Income (loss) before income taxes	10,231	27,612	(971)	(450)	36,422
Provision for (benefit from) income taxes	(10,188)	10,325	353	(492)	(2)
Equity in net income (loss) of consolidated subsidiaries	15,654	—	—	(15,654)	—
Net income (loss)	36,073	17,287	(1,324)	(15,612)	36,424
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	309	309
Net income (loss) attributable to ViaSat, Inc.	$ 36,073	$ 17,287	$ (1,324)	$ (15,921)	$ 36,115
Comprehensive income (loss)	$ 37,891	$ 17,287	$ 611	$ (17,547)	$ 38,242
Comprehensive income (loss) attributable to ViaSat, Inc.	$ 37,891	$ 17,287	$ 611	$ (17,856)	$ 37,933

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended March 29, 2013

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ (37,754)	$ 130,299	$ (820)	$ 73	$ 91,798
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(46,413)	(128,667)	(1,215)	—	(176,295)
Cash paid for patents, licenses and other assets	(25,154)	—	(116)	—	(25,270)
Long-term intercompany notes and investments	(1,232)	—	—	1,232	—
Net cash provided by (used in) investing activities	(72,799)	(128,667)	(1,331)	1,232	(201,565)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issuance of 2020 Notes	300,000	—	—	—	300,000
Repayment of 2016 Notes	(271,582)	—	—	—	(271,582)
Payment of debt issuance costs	(8,059)	—	—	—	(8,059)
Proceeds from issuance of common stock under equity plans	31,001	—	73	(73)	31,001
Purchase of common stock in treasury	(8,412)	—	—	—	(8,412)
Other	(1,041)	1,041	—	—	—
Long-term intercompany financing	—	—	1,232	(1,232)	—
Net cash provided by (used in) financing activities	41,907	1,041	1,305	(1,305)	42,948
Effect of exchange rate changes on cash	—	—	(26)	—	(26)
Net increase (decrease) in cash and cash equivalents	(68,646)	2,673	(872)	—	(66,845)
Cash and cash equivalents at beginning of fiscal year	162,426	439	9,718	—	172,583
Cash and cash equivalents at end of fiscal year	$ 93,780	$ 3,112	$ 8,846	$ —	$ 105,738

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ 64,191	$ 71,869	$ 7,350	$ (1,961)	$ 141,449
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(156,874)	(46,922)	(3,138)	1,961	(204,973)
Cash paid for patents, licenses and other assets	(23,993)	—	(56)	—	(24,049)
Long-term intercompany notes and investments	2,849	—	—	(2,849)	—
Net cash provided by (used in) investing activities	(178,018)	(46,922)	(3,194)	(888)	(229,022)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issuance of 2020 Notes	275,000	—	—	—	275,000
Payment of debt issuance costs	(5,706)	—	—	—	(5,706)
Proceeds from line of credit borrowings	130,000	—	—	—	130,000
Payments on line of credit	(190,000)	—	—	—	(190,000)
Proceeds from issuance of common stock under equity plans	19,341	—	—	—	19,341
Purchase of common stock in treasury	(7,451)	—	—	—	(7,451)
Other	(438)	(948)	—	—	(1,386)
Long-term intercompany financing	31,160	(31,160)	(2,849)	2,849	—
Net cash provided by (used in) financing activities	251,906	(32,108)	(2,849)	2,849	219,798
Effect of exchange rate changes on cash	—	—	(132)	—	(132)
Net increase (decrease) in cash and cash equivalents	138,079	(7,161)	1,175	—	132,093
Cash and cash equivalents at beginning of fiscal year	24,347	7,600	8,543	—	40,490
Cash and cash equivalents at end of fiscal year	$ 162,426	$ 439	$ 9,718	$ —	$ 172,583

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended April 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ 57,877	$ 112,029	$ (19)	$ (270)	$ 169,617
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(152,416)	(54,126)	(2,013)	270	(208,285)
Cash paid for patents, licenses and other assets	(15,942)	—	(44)	—	(15,986)
Payments related to acquisition of businesses, net of cash acquired	(14,203)	—	747	—	(13,456)
Long-term intercompany notes and investments	(726)	100	1,731	(1,105)	—
Net cash provided by (used in) investing activities	(183,287)	(54,026)	421	(835)	(237,727)
CASH FLOWS FROM FINANCING ACTIVITIES					
Payment of debt issuance costs	(2,775)	—	—	—	(2,775)
Proceeds from line of credit borrowings	40,000	—	—	—	40,000
Payments on line of credit	(40,000)	—	—	—	(40,000)
Proceeds from issuance of common stock under equity plans	26,398	—	—	—	26,398
Purchase of common stock in treasury	(5,880)	—	—	—	(5,880)
Incremental tax benefits from stock-based compensation	867	—	—	—	867
Long-term intercompany financing	64,889	(66,619)	625	1,105	—
Net cash provided by (used in) financing activities	83,499	(66,619)	625	1,105	18,610
Effect of exchange rate changes on cash	—	—	359	—	359
Net increase (decrease) in cash and cash equivalents	(41,911)	(8,616)	1,386	—	(49,141)
Cash and cash equivalents at beginning of fiscal year	66,258	16,216	7,157	—	89,631
Cash and cash equivalents at end of fiscal year	$ 24,347	$ 7,600	$ 8,543	$ —	$ 40,490

NOTE 18 | Subsequent Event

On May 15, 2013, the Company entered into an agreement with The Boeing Company (Boeing) to purchase ViaSat-2, the Company's second high-capacity Ka-band satellite, at a price of approximately $358.0 million, plus an additional amount for launch support services to be performed by Boeing.

Valuation and Qualifying Accounts

For the Three Fiscal Years Ended March 29, 2013

Date (In thousands)	Allowance for Doubtful Accounts
Balance, April 2, 2010	$ 539
Charged (credited) to costs and expenses	813
Deductions	(859)
Balance, April 1, 2011	$ 493
Charged (credited) to costs and expenses	1,194
Deductions	(690)
Balance, March 30, 2012	$ 997
Charged (credited) to costs and expenses	1,621
Deductions	(1,184)
Balance, March 29, 2013	$ 1,434

Date (In thousands)	Deferred Tax Asset Valuation Allowance
Balance, April 2, 2010	$ 13,074
Charged (credited) to costs and expenses	1,445
Charged (credited) to goodwill*	(1,848)
Deductions	—
Balance, April 1, 2011	$ 12,671
Charged (credited) to costs and expenses	2,024
Deductions	—
Balance, March 30, 2012	$ 14,695
Charged (credited) to costs and expenses	1,270
Deductions	—
Balance, March 29, 2013	$ 15,965

*Related to the acquisition of WildBlue

Market for Registrant's Common Equity and Related Stockholder Matters

Price Range of Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
Fiscal 2012		
First Quarter	$ 44.47	$ 37.12
Second Quarter	46.17	31.18
Third Quarter	49.16	31.57
Fourth Quarter	49.80	43.50
Fiscal 2013		
First Quarter	$ 48.88	$ 34.84
Second Quarter	41.20	33.09
Third Quarter	40.74	34.67
Fourth Quarter	51.18	36.97

As of May 10, 2013, there were approximately 1,416 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

Performance Graph

The following graph shows the value of an investment of $100 in cash on March 28, 2008 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance Graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of ViaSat, except to the extent that ViaSat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.


$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
MAR 28 2008
JUN 27 2008
OCT 3 2008
JAN 2 2009
APR 3 2009
JUL 3 2009
OCT 2 2010
JAN 1 2010
APR 2 2010
JUL 2 2010
OCT 1 2010
DEC 31 2010
APR 1 2011
JUL 1 2011
SEP 30 2011
DEC 30 2011
MAR 30 2012
JUN 29 2012
SEP 28 2012
DEC 28 2012
MAR 29 2013
VIASAT, INC.
NASDAQ TELECOM
NASDAQ COMPOSITE
S&P 600 SMALLCAP

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement ViaSat's consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), ViaSat uses Adjusted EBITDA, a measure ViaSat believes is appropriate to enhance an overall understanding of ViaSat's past financial performance and prospects for the future. We believe Adjusted EBITDA provides useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to the company's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for evaluating the operating performance of our segments, allocating resources to such segments, planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the table "An Itemized Reconciliation Between Net Income (Loss) Attributable to ViaSat, Inc. and Adjusted EBITDA" contained in this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future economic conditions and performance; anticipated performance of products or services; anticipated satellite construction activities; the performance and anticipated benefits of the ViaSat-2 satellite; the expected capacity, service, coverage, service speeds and other features of ViaSat-2, and the timing, cost, economics and other benefits associated therewith; anticipated subscriber growth; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include: our ability to realize the anticipated benefits of the ViaSat-2 satellite; unexpected expenses related to the satellite project; our ability to successfully implement our business plan for our broadband satellite services on our anticipated timeline or at all, including with respect to the ViaSat-2 satellite system; risks associated with the construction, launch and operation of ViaSat-2 and our other satellites, including the effect of any anomaly, operational failure or degradation in satellite performance; negative audits by the U.S. government; continued turmoil in the global business environment and economic conditions; delays in approving U.S. government budgets and cuts in government defense expenditures; our reliance on U.S. government contracts, and on a small number of contracts which account for a significant percentage of our revenues; our ability to successfully develop, introduce and sell new technologies, products and services; reduced demand for products and services as a result of continued constraints on capital spending by customers; changes in relationships with, or the financial condition of, key customers or suppliers; our reliance on a limited number of third parties to manufacture and supply our products; increased competition and other factors affecting the communications and defense industries generally; the effect of adverse regulatory changes on our ability to sell products and services; our level of indebtedness and ability to comply with applicable debt covenants; our involvement in litigation, including intellectual property claims and litigation to protect our proprietary technology; our dependence on a limited number of key employees; and other factors identified in our most recent reports on Form 10-K, 10-Q and 8-K and our other filings with the SEC. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Corporate Information

Board of Directors

Mark Dankberg
Chairman of the Board and
Chief Executive Officer
ViaSat, Inc.

Robert Bowman
President and Chief Executive Officer
Major League Baseball Advanced Media

Dr. Robert Johnson
Venture Capital Investor

Allen Lay
Private Investor

Dr. Jeffrey Nash
Private Investor

John Stenbit
Private Consultant

Harvey White
Chairman
(SHW)2 Enterprises

Executive Officers

Mark Dankberg
Chairman of the Board and
Chief Executive Officer

Richard Baldridge
President and Chief Operating Officer

Bruce Dirks
Vice President and Chief Financial Officer

Shawn Duffy
Vice President, Corporate Controller and
Chief Accounting Officer

Stephen Estes
Vice President, Enterprise Services

Kevin Harkenrider
Senior Vice President, Broadband Services

Steven Hart
Vice President, Engineering and Chief Technical Officer

Keven Lippert
Vice President, General Counsel and Secretary

Mark Miller
Vice President and Chief Technical Officer

Ken Peterman
Vice President, Government Systems

John Zlogar
Vice President, Commercial Networks

Annual Meeting

The 2013 Annual Meeting will be held at
ViaSat's headquarters, located at
6155 El Camino Real, Founders Hall
Carlsbad, California 92009
on September 18, 2013 at 8:00 a.m. Pacific Time.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
5375 Mira Sorrento Place, Suite 300
San Diego, California 92121

General Legal Counsel

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
+1 312-588-4162
web.queries@computershare.com
www-us.computershare.com

Investor Relations

For investor information, financial information, SEC filings and other useful information, visit our website at www.viasat.com. To obtain a printed copy of our Form 10-K without charge, or to receive additional copies of this Annual Report or other financial information, please contact our Investor Relations department at:

ViaSat, Inc.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com

6155 EL CAMINO REAL, CARLSBAD, CA 92009 TEL 760.476.2200 WEB WWW.VIASAT.COM

ViaSat®